Filed Pursuant to Rule 424(b)(5)
Registration No. 333-180946

PROSPECTUS SUPPLEMENT (To prospectus dated May 9, 2012)

1,464,789 Shares

WESTMORELAND COAL COMPANY

Common Stock, $2.50 par value

This is an offering of 1,464,789 shares of common stock, $2.50 par value per share, of Westmoreland Coal Company.

Our common stock is listed and traded on the NASDAQ Global Market under the symbol “WLB.” The last reported sales price of our common stock on the NASDAQ Global Market on July 10, 2014 was $37.00 per share.

Investing in our common stock involves risk. See “Risk Factors” on page S-22 of this prospectus supplement and on page 3 of the accompanying prospectus.

	Per Share	Total
Price to the public	$35.50	$52,000,009.50

Underwriting discounts and commissions(1)	$1.775	$2,600,000.48

Proceeds to Westmoreland Coal Company (before expenses)	$33.725	$49,400,009.02

(1)	We refer you to “Underwriting” beginning on page S-59 of this prospectus supplement for additional information regarding underwriter compensation.

We have granted the underwriters a 30-day option to purchase up to an additional 219,718 shares of common stock from us at the public offering price to the extent the underwriters sell more than 1,464,789 shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock on or about July 16, 2014.

Joint Book-Running Managers

BMO Capital Markets	Deutsche Bank Securities

Co-Managers

Brean Capital	Imperial Capital

Prospectus Supplement dated July 10, 2014

PROSPECTUS SUPPLEMENT

PROSPECTUS

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ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus supplement, the accompanying prospectus and any free writing prospectus. The second part is the accompanying prospectus, which gives more general information about securities we may offer from time to time, some of which does not apply to this offering. To the extent the information contained in this prospectus supplement and any free writing prospectus differs or varies from the information contained in the accompanying prospectus or the documents incorporated by reference into the prospectus supplement or the accompanying prospectus, the information in this prospectus supplement and any free writing prospectus controls. Before you invest in shares of our common stock, you should carefully read this prospectus supplement, the accompanying prospectus and any free writing prospectus, in addition to the information contained in the documents we refer to under the heading “Information Incorporated by Reference” in this prospectus supplement and “Where You Can Find More Information” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus, or any free writing prospectus we may authorize to be delivered to you. Neither we nor the underwriters have authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where such offer or any sale would be unlawful. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any free writing prospectus that we may authorize to be delivered to you, including any information incorporated by reference, is accurate as of any date other than the date indicated for such information. Our business, financial condition, results of operations or prospects may have changed since those dates.

INDUSTRY AND MARKET DATA

The industry and market data contained or incorporated by reference into this prospectus supplement and the accompanying prospectus is based on our management’s own estimates or on independent industry publications, reports by market research firms or other published independent sources that we believe to be reliable. However, certain industry and market data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, you should be aware that the industry and market data contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, and estimates and beliefs based on such data, may not be reliable. Unless otherwise indicated, all information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus concerning the industry in general is based on management’s estimates using internal data, data from industry related publications, consumer research and marketing studies and other externally obtained data. Industry ranking and market data involve risks and uncertainties and are subject to change based on various factors, including those discussed in “Risk Factors” beginning on page S-22 of this prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-3, or the registration statement, under the Securities Act of 1933, as amended, or the Securities Act, with respect to our common stock. This prospectus supplement and the accompanying prospectus, each of which forms a part of the registration statement, do not contain all of the information set forth in the registration statement. For further information with respect to us and our common stock, reference is made to the registration statement. Statements contained in this prospectus supplement and the accompanying prospectus as to the contents of any contract or other documents are not necessarily complete.

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We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any document we have filed or will file with the SEC at the SEC’s public website (www.sec.gov) or at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, DC 20549. Copies of such materials can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

So long as we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, we are required to make available to holders of our common stock the information required to be filed with the SEC.

This prospectus supplement and the accompanying prospectus incorporate important business and financial information about us that is not included in or delivered with this prospectus supplement and the accompanying prospectus. We will provide this information and any of the documents referred to herein without charge to each person to whom a copy of this prospectus supplement and the accompanying prospectus has been delivered, who makes a written or oral request at the following address or telephone number:

Jennifer S. Grafton, General Counsel and Secretary

9540 South Maroon Circle, Suite 200

Englewood, Colorado 80112

Telephone: (855) 922-6463

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We “incorporate by reference” in this prospectus supplement the following documents that we have previously filed with the SEC. This means that we are disclosing important information to you without actually including the specific information in this prospectus supplement by referring you to other documents that we have filed separately with the SEC. The information incorporated by reference is an important part of this prospectus supplement. Information that we later provide to the SEC, and which is deemed “filed” with the SEC, will automatically update information that we previously filed with the SEC, and may replace information in this prospectus supplement, the accompanying prospectus, and information that we previously filed with the SEC:

—	our Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 28, 2014 (the “2013 Form 10-K”);

—	our Definitive Proxy Statement on Schedule 14A filed with the SEC on March 26, 2014;

—	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed with the SEC on April 25, 2014 (the “First Quarter 2014 Form 10-Q”);

—	our Current Reports on Form 8-K or Form 8-K/A filed with the SEC on January 23, 2014, January 30, 2014, February 4, 2014, February 12, 2014, March 27, 2014, May 2, 2014, May 22, 2014, June 3, 2014, June 18, 2014 (two filings), and July 8, 2014; and

—	the description of our capital stock contained in our Registration Statement on Form 8-A filed with the SEC on March 12, 1999, as amended by “Description of Capital Stock” in this prospectus supplement.

We also incorporate by reference each of the documents that we file with the SEC (excluding those filings made or information furnished under Items 2.02 or 7.01 of Form 8-K and corresponding information included as an exhibit, or other information furnished to the SEC) under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act on or after the date of this prospectus supplement. Any statements made in such documents will automatically update and supersede the information contained in this prospectus supplement and the accompanying prospectus, and any statements made in this prospectus supplement update and supersede the information contained in past SEC filings incorporated by reference into this prospectus supplement and the accompanying prospectus.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement contains “forward-looking statements” including, without limitation, information contained under the caption “Summary — Recent Developments — Preliminary Second Quarter 2014 Results.” Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects,” “will,” “should” and similar references to future periods. Examples of forward-looking statements include, but are not limited to, statements we incorporate by reference to our 2013 Form 10-K, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Anticipated Variances Between 2013 and 2014 and Related Uncertainties” regarding factors that may cause our results of operations in future periods to differ from our expectations.

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. We therefore caution you against relying on any of these forward-looking statements. They are statements neither of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements include political, economic, business, competitive, market, weather and regulatory conditions and the following:

—	Our substantial level of indebtedness;

—	The effect of Environmental Protection Agency and Environmental Canada inquiries and regulations on the operations of the power plants to which we provide coal;

—	Future legislation and changes in regulations, governmental policies and taxes, including those aimed at reducing emissions of elements such as mercury, sulfur dioxides, nitrogen oxides, particulate matter or greenhouse gases;

—	Our expansion into international operations as a result of the acquisition of the Canadian operations, which exposes us to risks relating to exchange rates and exchange controls, general economic and political conditions, costs associated with compliance with governmental regulations in multiple jurisdictions, tax-related risks and export or import requirements for, or restrictions related to, our products;

—	Changes in our post-retirement medical benefit and pension obligations and the impact of the recently enacted healthcare legislation on our employee health benefit costs;

—	Our potential inability to expand or continue current coal operations due to limitations in obtaining bonding capacity for new mining permits, and/or increases in our mining costs as a result of increased bonding expenses;

—	The effect of prolonged maintenance or unplanned outages at our operations or those of our major power generating customers;

—	Inaccuracies in our estimates of our coal reserves;

—	Competition within our industry and with producers of competing energy sources;

—	Existing and future legislation and regulation affecting both our coal mining operations and our customers’ coal usage, governmental policies and taxes, including those aimed at reducing emissions of elements such as mercury, sulfur dioxides, nitrogen oxides, particulate matter or greenhouse gases;

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—	The inability to control costs, recognize favorable tax credits and/or receive adequate train traffic at our open market mine operations;

—	Our efforts to effectively integrate the Canadian operations with our existing business and our ability to manage our expanded operations following the acquisition; and

—	Our ability to realize growth opportunities and cost synergies as a result of the addition of the Canadian operations.

Unless otherwise specified, the forward-looking statements in this prospectus supplement and the accompanying prospectus speak as of their respective dates. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether because of new information, future developments or otherwise, except as may be required by law.

Reserve engineering is a process of estimating underground accumulations of coal that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by our reserve engineers. In addition, the results of mining, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development of reserves. Accordingly, reserve estimates may differ from the quantities of coal that are ultimately recovered.

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SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that you should consider before investing in our common stock. You should carefully read this prospectus supplement, the accompanying prospectus, and the documents and information incorporated by reference into this prospectus supplement and the accompanying prospectus for a more complete understanding of our business and an investment in our common stock, as well as certain tax and other considerations that are important to you in making your investment decision. You should pay special attention to “Risk Factors” beginning on page S-22 of this prospectus supplement, on page 3 of the accompanying prospectus, and included in our 2013 Form 10-K which is incorporated by reference herein, to determine whether an investment in our common stock is appropriate for you. Unless otherwise specifically stated, the information presented in this prospectus supplement assumes that the underwriters have not exercised their option to purchase additional shares of common stock.

Throughout this prospectus supplement, when we use the terms “we,” “our,” “us” or “Westmoreland,” we are referring to Westmoreland Coal Company in its individual capacity or to Westmoreland Coal Company and its subsidiaries collectively, as the context requires. Unless we indicate otherwise, or the context otherwise requires, information identified in this prospectus supplement as “pro forma” or “pro forma combined” gives effect to our acquisition of Sherritt International Corporation’s, or Sherritt’s, coal mining operations located in Alberta and Saskatchewan, Canada, which transaction we refer to as the Canadian Acquisition, as if it occurred on the date indicated.

All dollar values refer to U.S. dollars unless otherwise noted, and all tons refer to short tons.

Business Overview

We are an energy company with 12 coal mines in the western U.S. and Canada, a stake in an activated carbon plant and char production facility and two coal-fired power generation units. Our headquarters are located in Englewood, Colorado and we have approximately 2,900 employees.

On April 28, 2014, we completed the Canadian Acquisition. The coal operations we acquired from Sherritt consisted of its Prairie Mines & Royalty Ltd. subsidiary, or PMRL or Prairie, and its Coal Valley Resources Inc. subsidiary, or CVRI or Mountain. Upon closing of the Canadian Acquisition, PMRL and CVRI, which we refer to as the Canadian Subsidiaries, became wholly owned subsidiaries of Westmoreland.

We believe we are now the sixth largest North American coal producer (as measured by 2013 pro forma combined production of approximately 51 million tons, including Sherritt 2013 production), and we believe that we are the largest operator of mobile draglines in the world, with 30 draglines owned or operated. We produce and sell thermal coal primarily to investment grade power plants under long-term cost-protected contracts, as well as to industrial customers and barbeque briquettes manufacturers. We operate 12 surface mines and a 50% interest in an activated carbon plant and char production facility. Our U.S. coal operations are located in Montana, Wyoming, North Dakota and Texas. Our Canadian coal operations are located in Alberta and Saskatchewan. As a result of the Canadian Acquisition, we own a thermal coal export mine with production capacity of 3.3 million tons per annum and with established sales to the Asian markets. We also operate two coal-fired power generating units in North Carolina with a total capacity of approximately 230 megawatts. Our focus is on simple surface mining methods, highly predictable dragline operations, customer proximity (i.e. mine mouth power plants) and strategically located rail transportation that allow us to be a low cost supplier to the customers that we serve.

For the twelve month period ended March 31, 2014, on a pro forma basis giving effect to the Canadian Acquisition and the prepayment of certain of our existing indebtedness, we generated revenue of approximately $1.4 billion, Adjusted EBITDA of approximately $257.8 million and net loss of approximately $49.3 million. We believe that our total pro forma proven and probable reserves will support current production levels for more than 25 years. For a reconciliation of net loss to Adjusted EBITDA and an explanation of why we present this non-GAAP measure, see “Summary—Summary Historical Consolidated Financial Information” included elsewhere in this prospectus supplement.

The following map shows our operations following the Canadian Acquisition:

Westmoreland Operations

We expect the Canadian Acquisition to complement our core surface mining, mine mouth model with similar long-term, cost-protected contracts and strategically located operations adjacent to our customers’ generating facilities. The following table provides a summary of the reserve life and maturities of our customer contracts following the Canadian Acquisition:

Our Industry

We operate within the North American coal industry with the majority of our production directly associated with and contractually linked to the respective coal-fueled power generators we supply. The Energy Information Administration, or EIA, estimates the U.S. coal industry produced approximately 984 million tons of coal in 2013, and Natural Resources Canada estimates that the Canadian coal industry produced approximately 75.3 million tons of coal in 2013. North America is one of the largest coal regions globally and, according to the BP Statistical Review, the United States and Canada contain 269 billion tons of coal reserves, representing 27.3% of total global reserves.

According to the EIA, the U.S. consumed approximately 925 million tons of coal in 2013, of which approximately 93% was used for electricity power generation. Coal consumption is expected to grow to more than 990 million tons in the U.S. by 2025. In Canada, coal consumption was estimated at 46 million tons in 2012. Coal consumption is expected to be 51 million tons in Canada by 2025. Coal is expected to continue to represent approximately one-third of total power generation in the combined U.S. and Canadian regions through 2025.

Our mines in the United States are principally located in the west, including the Powder River Basin, which is located in northeastern Wyoming and southeastern Montana. In 2013, coal production from the western United States represented approximately 53% of total U.S. coal production and, according to the EIA, is expected to grow from approximately 545 million tons in 2013 to 608 million tons by 2025. The regional electricity markets that we serve in the U.S. are the Mountain and West North Central regions. Coal is the primary source of fuel for power generation in these markets, representing 54% and 67% of power generation in 2013, respectively. Furthermore, the majority of the power plants we serve in these regions are base load power generation sources with minimal risk of closure or natural gas switching in the next five years.

Our mines in Canada are located in the western Canadian provinces of Alberta and Saskatchewan. In 2013, coal production in Alberta and Saskatchewan was approximately 42 million tons, representing 55% of total Canadian coal production. Coal-fired power generation is the backbone of energy supply in Alberta and Saskatchewan where Prairie’s mines supply customers, and accounts for approximately 52% and 47% of the power generation in the respective regions. Similar to the plants we serve in the U.S., the plants served by our mines in western Canada are base load generation sources that are expected to continue operating as base load resources until their retirement.

In addition to serving regional power plants in the U.S. and Canada, we also export coal to the seaborne thermal coal market through our Mountain operations in Canada. According to Wood Mackenzie, global seaborne demand for thermal coal is forecasted to grow from 1.0 billion tons in 2012 to 2.4 billion tons in 2030. The majority of global seaborne thermal coal demand is used for power generation. According to the Coal Association of Canada, about 80% of Canada’s coal exports are shipped through British Columbia, where export capacity is expected to grow significantly in the near term. We have port access for our export coal out of both the Westshore and Ridley terminals in British Columbia.

We believe the following industry factors currently affect the North American coal industry and may have a direct or indirect impact on our operations:

• Leading and cost-competitive fossil fuel for North American electricity power generation: According to the May 2014 Monthly Energy Review published by the EIA, coal continues to be the leading feedstock for U.S. electricity power generation, representing approximately 43% of the fuel used in U.S. electricity generation in 2013. Coal is currently the lowest cost fossil fuel used in electric generating plants as it is less expensive than natural gas or oil. In western Canada, coal supplies more than half of the power generation needs.

• Growing export demand for North American-mined coal: According to the EIA and McCloskey, the number of tons of coal exported from North America has grown from 70 million tons in 2002 to over 159 million tons in 2013, representing a compound annual growth rate of 8%. North America coal exports are expected to reach 175 million tons by 2020. Global coal consumption is expected to increase the demand for U.S. coal exports. International demand for coal remains largely a function of electricity power generation trends, particularly in China and India. According to Wood Mackenzie, Chinese demand for seaborne thermal coal is expected to grow from 250 million tons to over 1.1 billion tons by 2030.

• Demand for western North American coal is growing: Coal production in western North America has increased substantially over time. The growing demand for the region’s high quality, compliance coal is a result of greater environmental pressures, competitive cost position versus other coal regions in the East and difficulties faced by other coal regions in acquiring permits necessary to maintain reserve bases.

• Consolidation of coal producers: The U.S. coal industry has experienced substantial consolidation over the past several decades. The top ten producers accounted for 48% of U.S. coal production in 1994, increasing to 78% of U.S. coal production in 2013. We expect that reduced demand and production in the eastern U.S. will drive eastern-oriented coal companies to seek positions in the west and overseas, either through acquisition or merger. This trend also holds in Canada, where the top two producers accounted for almost 70% of Canadian coal production in 2013.

Competitive strengths

We believe we have the following strengths that will help us execute our strategy.

• Mine mouth operations provide cost advantages and significant barriers to entry: We believe that the majority of our mines are the most economic supplier to their respective principal customers. Our mine mouth positioning and shortened rail and truck routes provide us with a transportation advantage over other sources of coal. Ten of our 12 mines supply mine mouth customers by conveyor belt, the most economical delivery method. In certain cases, our conveyor systems are the only viable delivery method due to limited rail and truck access at customer facilities. Several customers have designed and built power plant facilities for the specific chemical specifications of the coal we supply. We believe that these factors provide significant barriers to entry and enhance our competitive position in the markets we serve.

• Long-term low risk contracts with highly-rated customers provide stable cash flows: The majority of our coal sales are via long-term cost-protected contracts with terms ranging from three to 40 years which limits a customer’s ability to switch suppliers. Our contracts include a variety of provisions, including, among others, return on capital investment and cost of production plus margin provisions. Our mines have provided coal to substantially all of their principal customers for over 25 years. Similarly, our power plant assets have a long-term off-take agreement with a contract length extending to 2019. The majority of our customers are investment-grade rated utilities.

• Established exports of thermal coal to Pacific-rim countries with strategic access to port capacity: Our Coal Valley Mine is an established exporter of high-quality thermal coal with strategic access to port facilities. The majority of our anticipated 2014 Coal Valley Mine production is already committed and priced. The newly constructed Western Wye rail spur near the Absaloka Mine provides additional export capacity and access to the seaborne market.

• Experienced management team with a proven track record: We have a strong management team with a proven track record of operating and improving mining operations, focused and disciplined growth, and cost reduction. The team is responsible for spearheading organic investments and strategic acquisitions, including the successful acquisition and integration of the Kemmerer Mine from Chevron in 2012 and the Canadian Acquisition in 2014. The Kemmerer acquisition exceeded financial projections as a result of operational and productivity improvements as well as improved labor relations, and we are ahead of schedule in transitioning the newly-acquired Canadian Subsidiaries into our business. In addition, our management team has been successful in implementing significant cost reduction initiatives, such as our effort to reduce employee healthcare costs through a more efficiently administered prescription drug program that reduced our prescription drug liabilities by over $100 million in the year the program was implemented.

• Superior safety and environmental record: We have a long history of superior safety and environmental performance, consistently achieving performance better than the national average. Our highly skilled work force is well-trained with a culture focused on safety. We are a repeat winner of the National Mining Association’s Sentinels of Safety Award and the Canadian Institute of Mining’s John T. Ryan Trophy. In addition, in 2013 our Jewett Mine was recognized by the Texas Parks and Wildlife Department, the Railroad Commission of Texas – Surface Mining and Reclamation Division and the Texas Commission on Environmental Quality with a trio of awards in connection with recently completed reclamation work.

Business strategy

Our objective is to increase value for our stockholders through free cash flow generation and sustained earnings growth while protecting our liquidity and financial position. Our key strategies to achieve this objective are described below.

—	Growth through Organic Opportunities and Acquisitions. We are focused on growth using existing resources to maximize revenue and profitability. We have focused our expansion efforts in the following areas:

—	Organic growth through contract extensions, renewals and renegotiations: We have extended our business through the renegotiation of existing customer contracts, including improving the length of contracts and implementing cost-plus provisions;

—	Open market growth: The Absaloka Mine presents our primary U.S. open market growth opportunity. The location of the Absaloka Mine provides a significant rail advantage over Southern Powder River Basin competitors for sales to our current principal customers and potential additional customers. The addition of the Western Wye provides us the capability to sell coal out of the Absaloka Mine to western markets and customers, as well as to the export market. The Coal Valley Mine represents our Canadian open market growth opportunity. Port capacity in western Canada provides attractive expansion opportunities, allowing us to deliver premium thermal coal into high growth Asian markets;

—	Contract mining: We may pursue contract mining opportunities on an opportunistic basis. Prospective customers select a contract miner on the basis of various factors, including (i) the terms of the proposal, (ii) the operating track record of the contract miner, and (iii) the capitalization and financial viability of the contract miner. We believe that these contract mining opportunities present a low-cost and low-risk avenue for business expansion; and

—	Acquisition of strategic mining operations: We believe our core competency is running mine mouth operations under long-term contracts with adjacent power plants and we have a proven record of successfully integrating existing operating assets. We will opportunistically pursue acquisition opportunities that fit and extend our core business model of providing superior service to neighboring power plant customers, typically under long-term contracts with cost-protection features, and continue to leverage our transportation advantages over our competitors in each of our key markets. The Kemmerer and Canadian acquisitions are examples of this strategy and we will continue to pursue similar opportunistic growth opportunities.

• Managing costs for our customers: We strive to optimize our costs to ensure that our operations are run efficiently. By driving down the overall cost of production that is passed through to our customer, we are actively working with our customers to create the lowest possible cost of delivered energy. If our customers maintain a low cost of production, they are more likely to be dispatched to produce power on their respective grids. This collaboration creates the greatest potential for increased coal demand from our mines.

• Continue to pursue best-in-class safety and environmental stewardship: Our commitment to safety, at both our coal mines and power plant facilities, is consistently recognized through special safety awards and honors. Safety performance at our mines continues to be significantly better than the national average for surface operations. Our U.S. mines had reportable and lost time incident rates for the quarter ended March 31, 2014 of 0.82 and 0.82, respectively, versus the national surface mine rates of 1.67 and 1.15, respectively. Our Canadian mines had recordable and lost time incident rates for the nine months ended September 30, 2013 of 0.42 and 0.08, respectively.

In addition, our Roanoke Valley Power Facility (“ROVA”) set a run time record at one ROVA unit during the summer of 2013, and has not experienced a lost time incident since January 2011. We are also committed to responsible environmental stewardship as evidenced by our environmental record and receipt of various environmental stewardship awards such as those noted above. Both safety and environmental stewardship are critical components of our business strategy.

• Enhance coal reserve base through economical acquisitions: We are committed to economically maintaining and expanding our coal reserves to extend the life of our current mines by acquiring or leasing tracts of land on coal deposits that are in close geographic proximity to our existing footprint. This strategy will enable us to utilize our existing infrastructure at those facilities, thereby limiting the time and capital cost associated with expansions. We believe that a number of such opportunities are available in the marketplace and we continually assess such opportunities. We are also committed to pursuing acquisitions of operating coal mines having substantial contiguous coal reserves that fit our business model of operating mines with mine mouth customers at transportation advantaged locations. In addition, we avoid operating on U.S. federal lands that are subject to an open bidding process and are therefore acquired at a higher cost than similar non-federal leases.

Segment Information

We operate our business in four segments which include three principal operating segments, Coal – U.S., Coal – Canada, and Power, and a non-operating segment, Corporate.

Coal – U.S. and Coal – Canada Segments: We sell substantially all of the coal that we produce to plants that generate electricity. Our mines and coal reserves are strategically located in close proximity to our customers which reduces transportation costs and thus provides us with a significant competitive advantage with respect to retention of those customers. Ten of the 12 mines we operate are mine mouth operations, where our mine is directly adjacent to the customer’s property, with conveyor belt delivery systems linked to the customer’s facilities and power generators often built to the specification of the mine’s coal quality. The remaining mines utilize efficient rail and truck delivery. We typically enter into long-term supply contracts with our customers that range from approximately three years to 40 years. Our current coal sales contracts have a weighted average remaining term of 11 years. For the twelve months ended March 31, 2014, substantially all of our tons of coal sold were sold under long-term contracts. We employ a rigorous capital spending and maintenance philosophy and believe our equipment is well maintained. Our key mines and customers are listed below.

United States

Rosebud. The Rosebud Mine has two contracts with the adjacent Colstrip Station power generating facility. A new cost-plus agreement with Colstrip Units 1&2 has a projected term through at least 2019 and expected tons of 3.0 million per year. A second agreement at Units 3&4 covers approximately 7.0 million tons per year and is set to expire at the end of 2019. This contract is also cost-plus, but has provisions for specific returns on capital investment.

Absaloka. The Absaloka Mine operates primarily in the open market and has several three- to five-year contracts with various parties that generally supply 5.5 million tons per year, but only supplied 2.8 million tons in the first nine months of 2013 due to outages. Approximately 47% of all tons sold in the first nine months of 2013 were to the rail-served Sherburne County Generating Station in Minnesota under multiple contracts. Prices under these agreements are based upon certain actual mine costs and certain inflation indices for such items as diesel fuel.

Savage. The Savage Mine supplies approximately 0.3 million tons per year to the local Lewis & Clark Power Station. The mine entered into a new agreement with the Lewis & Clark Power Station in December 2012 that expires in December 2017. Prices under this agreement are based upon certain actual mine costs and certain inflation indices for such items as diesel fuel.

Jewett. The Jewett Mine has a cost plus agreement with NRG Texas Power’s adjacent Limestone Generating Station. NRG Texas Power is also responsible for the mine’s capital and reclamation expenditures. The agreement has a term through 2018, which may be extended by NRG Texas Power for up to an additional ten years or until the mine’s reserves are exhausted. NRG has the option to determine volumes to be delivered, which average approximately 4.2 million tons per year, and to terminate the agreement at its discretion.

Beulah. The Beulah Mine supplies approximately 2.5 million tons per year to the adjacent Coyote Electric Generating Plant via conveyor belt under an agreement that expires in May 2016. We have received notice that the Coyote Electric Generating Plant will not be renewing its contract past 2016. The Beulah Mine also supplies approximately 0.5 million tons per year via rail to the Heskett Power Station under an agreement that expires in 2016. Prices under these agreements are based upon certain actual mine costs and certain inflation indices for such items as diesel fuel.

Kemmerer. The Kemmerer Mine supplies approximately 2.7 million tons per year to the adjacent Naughton Power Station via conveyor belt under an agreement that expires in December 2021. Kemmerer also supplies approximately 1.7 million tons per year to various industrial customers, with the vast majority being shipped shorthaul rail or truck to Trona plants in Green River, Wyoming. Prices under these agreements are based upon certain actual mine costs and certain inflation indices for such items as diesel fuel.

Canada

Paintearth. The Paintearth Mine is a surface mine located in Central Alberta south of the Village of Forestburg. The mine operates two active pits and supplies sub-bituminous coal to the four generating units at the Battle River Generating Station which are owned and operated by ATCO Power. Current annual production of the mine is 3.2 million tons. The coal supply contract for the mine expires in 2022.

Sheerness. The Sheerness Mine is a surface mine located in South Central Alberta south of the Town of Hanna. The mine operates two active pits and supplies sub-bituminous coal to the two generating units at the Sheerness Generating Station which is owned by TransAlta Utilities and ATCO Power and operated by ATCO Power. Current annual production of the mine is 4.0 million tons. The current coal supply contract for the mine expires in 2026.

Poplar River. The Poplar River Mine is a surface mine located in South Central Saskatchewan near the Town of Coronach. The mine operates two active pits and supplies lignite coal to the two generating units at the Poplar River Generating Station which is owned and operated by Saskatchewan Power Corporation. Current annual production of the mine is 3.6 million tons. The current coal supply contract for the mine expires in 2015. The Poplar River Mine owns and operates the railway from the mine to the generating station. Work is underway to extend the existing coal contract for a 10 year period.

Estevan. The Estevan Mine combines two of our adjacent mines in southeastern Saskatchewan, the Bienfait Mine and the Boundary Dam Mine, which supply an approximate combined 6.1 million tons per year to SaskPower, domestic consumers and the char & activated carbon plants. The Estevan Mine operates four active pits and supplies lignite coal to the Boundary Dam Generating Station (5 Units), the Shand Generating Station (2 Units), the Activated Carbon Plant, the Char Plant, as well as some Domestic Sales. The Estevan Mine operates the largest fleet of draglines in our Canadian operations. The Boundary Dam site is also the location of a $1.35 billion carbon dioxide capture and sequestration project backed by the Canadian government.

Genesee. The Genesee Mine is a surface mine located in Central Alberta north of the Town of Warburg and close to Edmonton. The mine operates two active pits and supplies sub-bituminous coal to the three units at the Genesee Generating Station which are owned by Capital Power and TransAlta Utilities and operated by Capital

Power. The Genesee Mine in Alberta supplies approximately 5.0 million tons per year to its mine mouth customer, Capital Power. The mine is a joint venture between Capital Power and Westmoreland and the contract runs for the life of the mine.

Coal Valley. The Coal Valley Mine is a surface mine located in West Central Alberta south of the Town of Edson in the Foothills of Alberta. The mine operates both truck/shovel and dragline pits and utilizes a dragline for coal removal. The mine exports high quality sub-bituminous coal to customers in Japan and Korea as well as some domestic coal. Current annual production of the mine is 3.3 million tons and the plant has capacity to operate at 4.4 million tons per year.

Obed. The Obed surface mine ceased production in 2013 and is currently in reclamation.

Activated Carbon Plant: A 50/50 joint venture with Cabot Corporation, the plant was initially commissioned in June 2010 with 2012 cash generation exceeding expectations. A feasibility study is underway for a second plant and additional plants are likely.

Char Plant: Lignite char sold to BBQ briquette producers with production of approximately 105 thousand tons per year. Char product could support activated carbon operations.

Power Segment: On December 23, 2013, Westmoreland Partners entered into the Consolidated Agreement with Dominion Virginia Power (“DVP”), a subsidiary of Dominion North Carolina Power, providing for the exclusive sale to Dominion of all of ROVA’s net electrical output and dependable capacity. The Consolidated Agreement amends, restates and consolidates the prior agreements governing the sale of capacity and electric energy from ROVA in their entirety. Among other things, the Consolidated Agreement: (i) contains certain provisions that we believe will allow Westmoreland Partners to remain cash flow positive; (ii) continues to provide a right of first refusal in favor of Dominion for the purchase of ROVA; and (iii) will terminate in March of 2019. Pursuant to the Consolidated Agreement, from January 2014 through March 2019, ROVA will be maintained in operational condition and we anticipate running the plants during high demand energy periods to supply DVP under the contract. During low demand periods, we do not anticipate that the plants will be dispatched and the plants would remain in idle status. We additionally buy power from a power provider at a fixed price, referred to as the fixed-price purchased power. Under the terms of the restructured agreement, we may meet DVP’s power needs with the fixed-price purchased power in the event that doing so becomes more economically attractive than our physically operating the ROVA plants to generate power. Alternatively, we have the option to operate the ROVA plants, sell our produced power to DVP and resell the fixed-price purchased power into the open market. For the twelve month period ended March 31, 2014, we produced 1.6 million megawatt hours at our ROVA facilities and had an average capacity factor of 88%.

Heritage Segment: Our heritage segment includes the cost of heritage benefits we provide to former mining operation employees. The heritage costs consist of payments to our retired workers for medical benefits, workers’ compensation benefits, black lung benefits and combined benefit fund premiums to plans for United Mine Workers of America (“UMWA”) retirees required by statute. Canadian heritage costs include retiree medical benefits, statutory workers’ compensation premiums, and contributions to pension plans.

Corporate Segment: Our Corporate segment includes primarily corporate administrative expenses and also includes business development expenses. In addition, the Corporate segment contains our captive insurance company, Westmoreland Risk Management Inc. (“WRM”), through which we have elected to retain some of our operating risks. WRM provides our primary layer of property and casualty insurance in the United States. By using this insurance subsidiary, we have reduced the cost of our property and casualty insurance premiums and retained some economic benefits due to our excellent loss record.

Recent Developments

In connection with the Canadian Acquisition: (i) Westmoreland increased its revolving line of credit to $60 million (which borrowing capacity may be increased to $100 million and can be used for borrowings and letters of credit); and (ii) Westmoreland Mining LLC, or WML, a wholly owned subsidiary of Westmoreland, prepaid its 8.02% senior secured notes due 2018 in full and terminated its existing credit facility. In June 2014, we redeemed approximately $1 million of our 10.750% Senior Secured Notes due 2018 after making an offer, as required by the indenture governing such notes, to purchase such notes with our “Excess Cash Flow” (as defined under the indenture).

The following sets forth our simplified corporate structure following the Canadian Acquisition, the increase in our revolving line of credit and the repayment of the WML notes and termination of the WML credit facility.

Update on Canadian Acquisition

We are ahead of schedule in transitioning the newly-acquired Canadian Subsidiaries into our business. Following closing of the Canadian Acquisition, our management moved quickly to implement our efficient and cost-focused business model, including consolidating accounting, optimizing mine operations, implementing our maintenance and capital expenditure practices, idling redundant equipment and reducing Canadian corporate office overhead. Our management has met with all acquired customers and other key third parties and is actively working with these new constituents to create strong, collaborative relationships. Although our integration efforts are proceeding smoothly to date, there can be no assurance that we will be successful or will achieve all planned synergies from the Canadian Acquisition. See “Risk Factors — Risks Relating to our Business and Operations — We may not realize the anticipated benefits of the Canadian Acquisition, including potential synergies, due to challenges associated with integrating the Canadian Subsidiaries or other factors.”

Preliminary Second Quarter 2014 Results

Although our unaudited consolidated financial statements for the three months ended June 30, 2014 are not yet complete, we currently anticipate reporting Adjusted EBITDA in the range of $35.0 – $38.0 million for the three months ended June 30, 2014. This represents an approximate 21% – 31% increase from our Adjusted EBITDA of $28.9 million for the three months ended March 31, 2014. We have not completed the application of purchase accounting following closing of the Canadian Acquisition and are therefore unable to provide a range of net income (loss) for the three months ended June 30, 2014.

We have prepared our anticipated financial information within a range for the three months ended June 30, 2014 in good faith based on our internal reporting. However, our anticipated financial information for the three months ended June 30, 2014 is subject to revision based on the completion of the accounting and financial reporting processes necessary to finalize our unaudited consolidated financial statements as of and for the three months ended June 30, 2014. The preliminary financial data within the range included in this prospectus supplement has been prepared by, and is the responsibility of, our management. Ernst & Young LLP, our independent registered certified public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to such data. Accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect to that information. We cannot assure you that, upon completion of such accounting and financial reporting processes and finalizing the financial statements as of and for the three months ended June 30, 2014, we will not report financial results for the three months ended June 30, 2014 materially different than as set forth above. This information should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2013 Form 10-K and First Quarter 2014 Form 10-Q, each of which is incorporated by reference in this prospectus supplement.

We have not reconciled our anticipated preliminary second quarter 2014 Adjusted EBITDA range because applicable information on which this reconciliation is based is not readily available. Accordingly, a reconciliation of the second quarter 2014 Adjusted EBITDA range at this time is not available without unreasonable effort.

Additional Information

For a more comprehensive overview of our business, we refer you to Items 1 and 2 of our 2013 Form10-K, which are incorporated by reference herein.

Westmoreland Coal Company began mining in Westmoreland County, Pennsylvania in 1854 as a Pennsylvania corporation. In 1910, we incorporated in Delaware and continued our focus on underground coal operations in Pennsylvania and the Appalachian Basin. We moved our headquarters from Philadelphia, Pennsylvania to Colorado in 1995 and fully divested ourselves of all Eastern coal operations.

Our principal executive offices are located at 9540 South Maroon Circle, Suite 200, Englewood, CO 80112. Our telephone number is (303) 922-6463. Our website is www.westmoreland.com. The contents of our website are not a part of this prospectus supplement or the accompanying prospectus.

THE OFFERING

The following is a brief summary of some of the terms of this offering and is not intended to be complete. For a more complete description of our common stock, please refer to “Description of Capital Stock” in this prospectus supplement.

Issuer	Westmoreland Coal Company, a Delaware corporation.

Shares of common stock offered	1,464,789 of shares of our common stock, or 1,684,507 of shares of our common stock if the underwriters exercise their option to purchase additional shares in full.

Shares of our common stock outstanding following this offering(1)	16,753,265 shares of our common stock, or 16,972,983 shares of our common stock if the underwriters exercise their option to purchase additional shares in full.

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an additional 219,718 shares of common stock from us at the public offering price to the extent the underwriters sell more than 1,464,789 shares of common stock in this offering.

Use of proceeds	We expect to receive net proceeds from this offering of approximately $49 million (or approximately $56.4 million if the underwriters’ option to purchase additional shares is exercised in full) after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to increase overall financial flexibility, pursue organic and acquisition growth strategies and for general corporate purposes.

Exchange listing	Our common stock is traded on the NASDAQ Global Market under the symbol “WLB.”

Risk factors	Investing in our common stock involves risks. See “Risk Factors” beginning on page S-22 of this prospectus supplement, under Item 1A of our 2013 Form 10-K, and on page 3 of the accompanying prospectus for information regarding risks you should consider before investing in our common stock.

(1)     Based on 15,288,476 shares outstanding as of July 1, 2014. Unless we indicate otherwise or the context otherwise requires, all of the information in this prospectus supplement:

—	assumes no exercise of the underwriters’ option to purchase additional shares; and

—

does not reflect as of July 1, 2014: (i) 148,911 shares of our common stock potentially issuable pursuant to the exercise of (a) outstanding stock options at a weighted average exercise price of $22.40 per share and (b) stock appreciation rights, assuming an exercise price of $36.96, the closing price per share of our common stock on July 1, 2014, held by our directors, officers and employees, (ii) 373,752 unallocated shares available for issuance under our 2014 Equity Incentive Plan and 15,036 unallocated shares available for issuance under our Amended and Restated 2007 Equity Incentive Plan and (iii) shares that may be issued in matching contributions under our 401(k) plan; and

—	does not reflect 635,452 shares available for issuance under the optional conversion feature of our Series A Convertible Exchangeable Preferred Stock.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth our summary historical consolidated financial information as of and for the periods ended on the dates indicated below. The summary historical consolidated financial information as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 has been derived from our audited consolidated financial statements incorporated into this prospectus supplement by reference to our 2013 Form 10-K.

The summary historical consolidated financial information as of March 31, 2014, for the three-month periods ended March 31, 2014 and 2013, and for the twelve-month period ended March 31, 2014, has been derived from our unaudited condensed consolidated financial statements for the quarterly period ended March 31, 2014 contained in our First Quarter 2014 Form 10-Q, which is incorporated by reference into this prospectus supplement. This information has been presented to give investors data for the latest twelve-month period for which information is available. The summary historical consolidated financial information presented for the twelve months ended March 31, 2014 has been derived from our audited and unaudited consolidated financial statements incorporated by reference herein for each line item presented by subtracting the line item for the three months ended March 31, 2013 from the line item for the year ended December 31, 2013, and adding the amount of the line item for the three months ended March 31, 2014. Our unaudited financial statements were prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. Our historical results included below and incorporated by reference into this prospectus supplement are not necessarily indicative of our future performance, and our results of operations for the three- and twelve-month periods ended March 31, 2014 are not necessarily indicative of the operating results to be expected for the full 2014 fiscal year.

We have included certain financial measures in this prospectus supplement that are not calculated in accordance with generally accepted accounting principles in the United States, or GAAP, including EBITDA, Adjusted EBITDA and Pro Forma Adjusted EBITDA, in each case on a consolidated basis. EBITDA, Adjusted EBITDA and Pro Forma Adjusted EBITDA are supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We define EBITDA and Adjusted EBITDA as net income (loss) before the relevant items set forth in the EBITDA and Adjusted EBITDA reconciliation on page S-18 and define Pro Forma Adjusted EBITDA as net income (loss) as adjusted as set forth on page S-21. EBITDA, Adjusted EBITDA and Pro Forma Adjusted EBITDA are included in this prospectus supplement because they are key metrics used by management to assess our operating performance on a stand-alone basis and on a pro forma basis including the Canadian Acquisition, as applicable.

We believe EBITDA, Adjusted EBITDA and Pro Forma Adjusted EBITDA are useful to an investor in evaluating our operating performance because these measures:

—	are used widely by investors to measure a company’s operating performance without regard to items excluded from the calculation of such terms, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

—	help investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the effect of our capital structure and asset base from our operating results; and

—	help investors to more meaningfully evaluate the effect of the Canadian Acquisition on our operations.

None of EBITDA, Adjusted EBITDA and Pro Forma Adjusted EBITDA is a measure calculated in accordance with GAAP. The items excluded from EBITDA, Adjusted EBITDA and Pro Forma Adjusted EBITDA are

significant in assessing our operating results. EBITDA, Adjusted EBITDA and Pro Forma Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under GAAP. For example, EBITDA, Adjusted EBITDA and Pro Forma Adjusted EBITDA:

—	do not reflect our cash expenditures, or future requirements for capital and major maintenance expenditures or contractual commitments;

—	do not reflect income tax expenses or the cash requirements necessary to pay income taxes;

—	do not reflect changes in, or cash requirements for, our working capital needs; and

—	do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on certain of our debt obligations.

In addition, although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA, Adjusted EBITDA and Pro Forma Adjusted EBITDA do not reflect any cash requirements for such replacements. Other companies in our industry and in other industries may calculate EBITDA, Adjusted EBITDA and Pro Forma Adjusted EBITDA differently from the way that we do, limiting their usefulness as comparative measures. Because of these limitations, EBITDA, Adjusted EBITDA and Pro Forma Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA, Adjusted EBITDA and Pro Forma Adjusted EBITDA only as supplemental data.

We urge you to read the selected financial information set forth below in conjunction with the audited financial statements incorporated into this prospectus supplement by reference to our 2013 Form 10-K, and the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our 2013 Form 10-K and our First Quarter 2014 Form 10-Q, which are incorporated by reference into this prospectus supplement.

	Year ended December 31,			Three months ended	Three months ended	Twelve months ended
	(Audited)			March 31,	March 31,	March 31,
				(Unaudited)		(Unaudited)
	2011	2012	2013	2013	2014	2014
	(Dollars in thousands)
Consolidated Statements of Operations Data:
Revenues
Coal	$414,928	$519,152	$587,119	$142,112	$158,190	$603,197
Power	86,785	81,285	87,567	19,336	22,012	90,243

Total revenues	501,713	600,437	674,686	161,448	180,202	693,440

Cost and expenses:
Cost of sales	392,787	466,521	535,320	130,421	138,630	543,529
Depreciation, depletion and amortization	45,594	57,145	67,231	14,426	16,059	68,864
Selling and administrative	40,276	49,908	50,721	11,887	13,331	52,165
Heritage health benefit expenses	18,575	13,388	13,418	3,951	3,544	13,011

	Year ended December 31,			Three months ended	Three months ended	Twelve months ended
	(Audited)			March 31,	March 31,	March 31,
				(Unaudited)		(Unaudited)
	2011	2012	2013	2013	2014	2014
	(Dollars in thousands, except per share data)
Loss (gain) on sale of assets	640	528	(74)	(234)	38	198
Restructuring charges	-	-	5,078	-	397	5,475
Other operating loss (income)	(6,785)	(15,925)	(22,370)	(4,737)	150	(17,483)

	491,087	571,565	649,324	155,714	172,149	665,759

Operating income	10,626	28,872	25,362	5,734	8,053	27,681
Other income (expense):
Interest expense	(29,769)	(42,677)	(39,937)	(10,160)	(20,798)	(50,575)
Loss on extinguishment of debt	(17,030)	(1,986)	(64)	-	-	(64)
Interest income	1,444	1,496	1,366	297	302	1,371
Loss on foreign exchange	-	-	-	-	(6,790)	(6,790)
Other income (loss)	(2,572)	723	364	70	93	387

	(47,927)	(42,444)	(38,271)	(9,793)	(27,193)	(55,671)

Loss before income taxes	(37,301)	(13,572)	(12,909)	(4,059)	(19,140)	(27,990)
Income tax (benefit) expense	(426)	90	(4,782)	28	(110)	(4,920)

Net loss	(36,875)	(13,662)	(8,127)	(4,087)	(19,030)	(23,070)
Less net loss attributable to noncontrolling interest	(3,775)	(6,436)	(3,430)	(1,702)	-	(1,728)

Net loss attributable to Parent Company	(33,100)	(7,226)	(4,697)	(2,385)	(19,030)	(21,342)
Less preferred stock dividend requirements	1,360	1,360	1,360	340	261	1,281

Net loss attributable to common shareholders	$(34,460)	$(8,586)	$(6,057)	$(2,725)	$(19,291)	$(22,623)

Net loss per share applicable to common shareholders:
Basic and diluted	$(2.61)	$(0.61)	$(0.42)	$(0.19)	$(1.30)	$(1.55)
Weighted average number of common shares outstanding (in thousands):
Basic and diluted	13,192	14,033	14,491	14,282	14,787	14,616

	Year ended December 31,			Three months ended	Three months ended	Twelve months ended
	(Audited)			March 31,	March 31,	March 31,
				(Unaudited)		(Unaudited)
	2011	2012	2013	2013	2014	2014
	(Dollars in thousands, except ratios and operating data)
Other Consolidated Financial Data:
Cash flows provided by (used in):
Operating activities	$44,735	$57,144	$80,717	$21,216	$29,648	$89,149
Investing activities	(33,639)	(123,534)	(21,897)	(5,725)	(468,664)	(484,836)
Financing activities	13,912	67,217	(29,320)	(6,249)	439,806	416,735
Capital expenditures	27,594	21,032	28,591	5,301	3,050	26,340
Total debt (1)	282,269	360,989	339,837	356,286	800,231	800,231
Adjusted EBITDA (2)	73,116	105,432	116,265	25,656	28,907	119,516
Cash and Cash Reserves (3)	42,450	44,672	74,177			63,738
Net Debt (4)	239,819	316,317	265,660			784,971
Ratio of Adjusted EBITDA to Net Debt (5)	3.3x	3.0x	2.3x			3.0x
Adjusted EBITDA by segment (2):
Coal	76,821	110,835	116,604	29,906	30,567	117,265
Power	23,191	19,054	20,886	1,709	4,833	24,010
Heritage	(19,675)	(14,711)	(14,498)	(4,175)	(3,830)	(14,153)
Corporate	(7,221)	(9,746)	(6,727)	(1,784)	(2,663)	(7,606)

Total	$73,116	$105,432	$116,265	$25,656	$28,907	$119,516

Other Operating Data:
Tons sold by mine:
Absaloka	5,557	2,714	4,168	803	1,468	4,833
Rosebud	8,785	8,018	8,234	2,675	2,262	7,821
Jewett	4,204	4,201	5,015	1,026	1,107	5,096
Beulah	2,920	2,267	2,521	430	796	2,887
Savage	350	298	350	99	92	343
Kemmerer	-	4,247	4,639	1,114	1,103	4,628

Total	21,816	21,745	24,927	6,147	6,828	25,608
Power production:
Megawatt hours (000s)	1,607	1,477	1,566	340	404	1,630
Capacity Factor	87%	80%	85%	74%	88%	88%

As of March 31, 2014
(Unaudited)
Consolidated
(Dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$61,900
Working capital deficit (6)	(30,493)
Property, plant and equipment, net	489,633
Total assets	1,407,147
Total liabilities (7)	1,613,363
Shareholders’ equity	(206,216)

(1)	Total debt includes amounts outstanding under revolving lines of credit, long-term debt and current maturities of long-term debt, excluding trade and other debt and is shown net of unamortized discounts.

(2)	Adjusted EBITDA is defined as net income (loss) before the items set forth in the table below. We present Adjusted EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present Adjusted EBITDA when reporting their operating results. This item should be considered in addition to, but not as a substitute for or superior to, operating income, net income, operating cash flow and other measures of financial performance prepared in accordance with GAAP. Management uses Adjusted EBITDA as an internal measure of operating performance, to establish operational goals, to allocate resources and to analyze business trends and financial performance. Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

	Year Ended December 31,			Three Months Ended March 31		Twelve Months Ended March 31,
	2011	2012	2013	2013	2014	2014
			(Dollars in thousands)
Adjusted EBITDA Reconciliation:
Net loss	$(36,875)	$(13,662)	$(8,127)	$(4,087)	$(19,030)	$(23,070)
Income tax (benefit) expense from continuing operations	(426)	90	(4,782)	28	(110)	(4,920)
Other (income) loss	2,572	(723)	(364)	(70)	(93)	(387)
Interest income	(1,444)	(1,496)	(1,366)	(297)	(302)	(1,371)
Loss on extinguishment of debt	17,030	1,986	64	--	--	64
Loss on foreign exchange	--	--	--	--	6,790	6,790
Interest expense	29,769	42,677	39,937	10,160	20,798	50,575
Depreciation, depletion and amortization	45,594	57,145	67,231	14,426	16,059	68,864
Accretion of ARO and receivable	10,878	12,189	12,681	3,180	3,479	12,980
Amortization of intangible assets and liabilities, net	657	658	665	164	153	654

EBITDA	67,755	98,864	105,939	23,504	27,744	110,179

Restructuring charges	--	--	5,078	--	397	5,475
(Gain)/loss on sale of assets	640	528	(74)	(234)	38	198
Share-based compensation	4,721	6,040	5,322	2,386	728	3,664

Adjusted EBITDA	$73,116	$105,432	$116,265	$25,656	$28,907	$119,516

(3)	Represents cash and cash equivalents plus debt service reserves.

(4)	Net debt is defined as total debt less cash and cash reserves.

(5)	Calculated as net debt divided by Adjusted EBITDA.

(6)	Working capital is current assets minus current liabilities.

(7)	Total liabilities includes long-term debt plus other long-term liabilities.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is based on the historical financial statements of Westmoreland Coal Company and the historical financial statements of the Canadian Subsidiaries and has been prepared to reflect the Canadian Acquisition. It is presented for illustrative purposes only and may not be indicative of the combined company’s financial position or results of operations that would have actually occurred had the Canadian Acquisition been completed at or as of the dates indicated, nor is it indicative of our future operating results or financial position. The data in the unaudited pro forma condensed combined consolidated balance sheet as of March 31, 2014 assume the Canadian Acquisition was completed on that date. The data in the unaudited pro forma condensed combined consolidated statements of operations for the twelve months ended March 31, 2014, the three months ended March 31, 2014 and 2013 and the year ended December 31, 2013 assume the Canadian Acquisition was completed as of January 1, 2013. The summary unaudited pro forma condensed combined financial information presented for the twelve months ended March 31, 2014 has been derived from our unaudited pro forma condensed combined financial statements incorporated by reference herein for each line item presented by subtracting the line item for the three months ended March 31, 2013 from the line item for the year ended December 31, 2013, and adding the amount of the line item for the three months ended March 31, 2014.

The unaudited pro forma condensed combined consolidated financial information should be read in conjunction with “Summary Historical Consolidated Financial Information” in this prospectus supplement, our Current Report on Form 8-K filed with the SEC on July 8, 2014, the audited financial statements incorporated into this prospectus supplement by reference to our 2013 Form 10-K, the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our 2013 Form 10-K and our First Quarter 2014 Form 10-Q, and the portions of our 2013 Form 10-K that describe our Arrangement Agreement with Sherritt.

The Canadian Acquisition has been accounted for as a business combination in accordance with FASB ASC Topic 805. For purposes of this unaudited pro forma condensed combined financial information, the acquisition price of the Canadian Subsidiaries has been allocated to the tangible assets acquired and liabilities assumed based on a preliminary estimate of those assets and liabilities. The actual amounts recorded upon finalization of the purchase price allocation may differ materially from the information presented in the accompanying unaudited pro forma condensed combined financial information. Our financial statements issued after the completion of the Canadian Acquisition will reflect such fair values, which may materially differ from the amounts allocated to such tangible and intangible assets and liabilities in the historical financial statements of the Canadian Subsidiaries and will determine a new basis in such assets and liabilities that will be reflected in our accounting. In addition, the Canadian Acquisition will result in an increase in our leverage, leading to an increase in interest expense. As a result, amounts presented in our future consolidated financial statements and footnotes will not be comparable with those of historical periods and with the pro forma financial information included in this prospectus supplement.

The combined consolidated financial statements provided to us in respect of the Canadian Subsidiaries (which form the basis of the unaudited pro forma combined financial information) were prepared in accordance with International Financial Reporting Standards, or IFRS, and therefore are not directly comparable to our financial statements which are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. Adjustments were made to the Canadian Subsidiaries’ combined consolidated financial statements from IFRS to GAAP by evaluating and documenting the existing differences between IFRS and GAAP. IFRS is a set of accounting principles more focused on objectives and principles and less reliant on detailed rules than GAAP. There are significant and material differences in several key areas between GAAP and IFRS which would affect Westmoreland. Additionally, GAAP provides specific guidance in classes of accounting transactions for which equivalent guidance in IFRS does not exist. Adjustments were also made to convert Canadian dollars to U.S. dollars based on historical exchange rates, which may differ from future exchange rates.

The integration of the businesses we acquired in the Canadian Acquisition may not achieve the desired results. The unaudited pro forma condensed combined consolidated statements of operations and the unaudited pro forma condensed combined consolidated balance sheet do not reflect the cost of any integration activities or benefits from the Canadian Acquisition and synergies that may be derived from any integration activities, both of which may have a material effect on the consolidated results of operations in periods following the completion of the Canadian Acquisition.

Once the final purchase price has been determined and the purchase price adjustments have been completed, actual results may differ materially from the information presented in the below unaudited pro forma condensed combined consolidated financial information.

	Year Ended December 31,	Three Months Ended March 31,		Twelve Months Ended March 31,
	2013	2013	2014	2014
	(Dollars in thousands)
Consolidated Statements of Operations Data:
Revenues	$1,326,771	$315,773	$353,617	$1,364,615
Costs and expenses:
Cost of Sales	1,093,759	264,936	275,767	1,104,590
Depreciation, depletion, and amortization	85,297	19,279	20,912	86,930
Income from equity affiliates	(3,210)	(1,439)	(1,265)	(3,036)
Selling and administrative	72,543	17,968	18,531	73,106
Heritage health benefits	13,418	3,951	3,544	13,011
Loss (gain) on sale of assets	(2,406)	2,485	(18)	(4,909)
Obed incident response costs	25,248	--	--	25,248
Restructuring charges	15,468	--	397	15,865
Other operating income	(22,370)	(4,431)	150	(17,789)

Total operating expenses	1,277,747	302,749	318,018	1,293,016

Operating income	49,024	13,024	35,599	71,599
Other income (expense):
Interest expense	(89,815)	(20,599)	(35,667)	(104,883)
Loss on extinguishment of debt	(64)	--	--	(64)
Loss on foreign exchange	--	--	(6,790)	(6,790)
Interest income	9,525	2,546	2,507	9,486
Other income	364	70	93	387

	(79,990)	(17,983)	(39,857)	(101,864)

Loss before income taxes	(30,966)	(4,959)	(4,258)	(30,265)
Income tax expense	16,673	1,367	3,743	19,049

Net loss	(47,639)	(6,326)	(8,001)	(49,314)
Less: net loss attributable to noncontrolling interests	(3,430)	(1,702)	--	(1,728)

Net loss attributable to Parent company	(44,209)	(4,624)	(8,001)	(47,586)
Less: preferred stock dividend requirements	1,360	340	261	1,281

Net loss per share applicable to Common shareholders	$(45,569)	$(4,964)	$(8,262)	$(48,867)

	Year Ended December 31,	Three Months Ended March 31,		Twelve Months Ended March 31,
	2013	2013	2014	2014
	(Dollars in thousands)
Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$45,842		$63,738	$63,738
Total assets	1,666,676		1,657,880	1,657,880
Total liabilities	1,875,749		1,882,590	1,882,590
Total shareholders’ deficit	(209,073)		(224,710)	(224,710)

Other Financial Data:
Adjusted EBITDA (1)	$239,333	$53,586	$72,047	$257,794
Cash interest expense (2)	89,629	20,254	29,452	98,826
Total Debt (3)				$848,709
Net Debt (4)				$784,971
Ratio of Adjusted EBITDA to Net Debt (5)				3.0x

(1)	Adjusted EBITDA is defined as net income (loss) before the items set forth in the table below. We present Adjusted EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present Adjusted EBITDA when reporting their operating results. This item should be considered in addition to, but not as a substitute for or superior to, operating income, net income, operating cash flow and other measures of financial performance prepared in accordance with GAAP. Management uses Adjusted EBITDA as an internal measure of operating performance, to establish operational goals, to allocate resources and to analyze business trends and financial performance. Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
(2)	Cash interest expense is equal to interest expense excluding amortization of deferred financing fees.

	Year Ended December 31,	Three Months Ended March 31,		Twelve Months Ended March 31,
	2013	2013 2014		2014
	(Dollars in thousands)
Net loss	$(47,639)	$(6,326)	$(8,001)	$(49,314)
Income tax expense	16,673	1,367	3,743	19,049
Other income	(364)	(70)	(93)	(387)
Interest income	(9,525)	(2,546)	(2,507)	(9,486)
Loss on extinguishment of debt	64	--	--	64
Loss on foreign exchange	--	--	6,790	6,790
Interest expense	89,815	20,599	35,667	104,883
Depreciation, depletion and amortization	85,297	19,279	20,912	86,930
Accretion of ARO and receivable	26,225	6,566	7,204	26,862
Amortization of intangible assets and liabilities	665	164	153	654

EBITDA	161,211	39,033	63,868	186,046
Restructuring expenses	15,468	--	397	15,865
Obed incident response costs	25,248	--	--	25,248
Loss on sale of assets	8,786	6,188	2,001	4,599
Share-based compensation	5,589	2,486	810	3,913
Customer payments received treated as lease receivables under GAAP	23,031	5,879	4,971	22,123

Adjusted EBITDA	$239,333	$53,586	$72,047	$257,794

(3)	Total debt includes amounts outstanding under revolving lines of credit, long-term debt and current maturities of long term-debt, excluding trade and other debt and is shown net of unamortized discounts.
(4)	Net debt is defined as total debt less cash and cash equivalents. The debt service reserve account associated with the WML notes was eliminated in connection with the redemption of such notes following the Sherritt Acquisition.
(5)	Calculated as net debt divided by Adjusted EBITDA.

RISK FACTORS

Before you invest in our common stock, you should be aware that such an investment involves various risks, including those described in the accompanying prospectus, in the documents we have incorporated by reference herein, and as set forth below. You should consider carefully the discussion of risk factors beginning on page 3 of the accompanying prospectus under the caption “Risk Factors” and in our periodic and other filings with the SEC under the Exchange Act, particularly under the captions “Risk Factors” in our 2013 Form 10-K and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2013 Form 10-K and our First Quarter 2014 Form 10-Q, which are incorporated by reference into this prospectus supplement and the accompanying prospectus. If any of the events that present risks actually occurs, then our business, financial condition or results of operations could be materially adversely affected, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below and in the incorporated documents are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to this Offering

The market price of our common stock may vary substantially, which may limit your ability to liquidate your investment.

The market price of our common stock has been, and is likely to continue to be, highly volatile and may be influenced by many factors, some of which are beyond our control, including:

—	our quarterly or annual earnings or those of other companies in our industry;

—	loss of a large customer;

—	changes in accounting standards, policies, guidance, interpretations or principles;

—	general market, political, and economic conditions;

—	the failure of securities analysts to cover our stock or changes in financial estimates by analysts;

—	future sales of our common stock; and

—	other factors described in this “Risk Factors” section.

The trading price of our common stock may be less than the offering price.

The public offering price for the shares in this offering has been determined by us and the underwriters. We cannot assure you that the price at which the shares of our common stock will sell in the public market after the completion of this offering will not be lower than the price at which they are sold by the underwriters.

Reports published by securities or industry analysts, including projections in those reports that exceed our actual results, could adversely affect our stock price and trading volume.

Research analysts publish their own quarterly projections regarding our operating results. These projections may vary widely from one another and may not accurately predict the results we actually achieve. Our stock price may decline if we fail to meet securities research analysts’ projections. Similarly, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our stock price or trading volume could decline.

The number of shares available for future sale could adversely affect the market price of our common stock.

We cannot predict the effect, if any, of future sales of shares of our common stock, or the availability of shares for future sale, on the market price of our common stock. We may issue from time to time additional common stock in connection with future acquisitions and we may grant demand or piggyback registration rights in connection with these issuances. Sales of substantial amounts of our common stock (including shares issued to our directors and officers) or the perception that these sales could occur may adversely affect the prevailing market price of our common stock or may impair our ability to raise capital through a sale of additional equity securities. Upon completion of this offering, we expect to have 16,753,265 shares of common stock outstanding, including the shares sold in this offering, or 16,972,983 shares of common stock outstanding if the underwriters exercise their option to purchase additional shares in full. Thus, our stockholders bear the risk of our future offerings reducing the per share trading price of our common stock and diluting their interest in us.

Future offerings of debt or equity securities ranking senior to our common stock or incurrence of debt (including under our revolving credit facility) may adversely affect the market price of our common stock.

Our Series A Preferred Stock as well as our currently issued long-term debt, including our 10.75% Senior Secured Notes due 2018 and borrowings under our revolving credit facility, ranks senior in payment to our common stock. Additionally, if we decide to issue debt or equity securities in the future ranking senior to our common stock or otherwise incur indebtedness, it is possible that these securities or indebtedness will be governed by an indenture or other instrument containing covenants restricting our operating flexibility and limiting our ability to make distributions to our stockholders. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges, including with respect to distributions, more favorable than that of our common stock and may result in dilution to owners of our common stock. Because our decision to issue debt or equity securities in any future offering or otherwise incur indebtedness will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings or financings, any of which could reduce the market price of our common stock and dilute the value of our common stock.

We do not intend to pay dividends on our common stock in the foreseeable future.

Holders of our common stock are entitled to receive such dividends as our board of directors may declare from time to time from any surplus that we may have. We have not paid dividends on our common stock for some time and we do not anticipate paying any common stock dividends in the foreseeable future. For the foreseeable future, we intend to retain any earnings to finance the development of our business, after considering any dividends on our preferred stock, which ranks prior to our common stock as to the right to receive dividends. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon then-existing conditions, including our operating results and our financial condition, capital requirements, contractual restrictions, business prospects and other factors that our board of directors may deem relevant. In addition, the Indenture governing our 10.75% Senior Secured Notes due 2018 restricts our ability to pay dividends on, or make other distributions in respect of, our capital stock unless we are able to meet certain ratio tests or other financial requirements. Should we be permitted to pay dividends pursuant to such Indenture, the payment of such dividends will be dependent upon our earnings, financial condition and other factors considered relevant by our board of directors and will be subject to limitations imposed under Delaware law.

Provisions of our certificate of incorporation, bylaws, and Delaware law may have anti-takeover effects that could prevent a change of control of our company that stockholders may consider favorable, and the market price of our common stock may be lower as a result.

Provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our bylaws impose various procedural and other requirements that could make it more difficult for stockholders to bring about some types of corporate actions such as electing individuals to the board of directors. Our ability to issue preferred stock in the future may influence the willingness of an investor to seek to acquire our company. These provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control. Provisions in the indenture governing our 10.75% Senior Secured Notes due 2018 regarding certain change of control events could have a similar effect.

Future sales of our common stock by our major stockholder may depress our share price and influence our management policies.

Mr. Jeffrey L. Gendell, directly and indirectly through various entities, currently owns approximately 8.7% of our common stock. Additionally, certain affiliates of Mr. Gendell have the right to designate two individuals for election to our board of directors. Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. In addition, if Mr. Gendell or his various affiliated entities were to sell their entire holdings to one person, that person could have significant influence over our management policies.

Holders of our Series A Preferred Stock have greater dividend and liquidation rights than the holders of our common stock.

As of July 1, 2014, there were 93,011.25 shares of our Series A Convertible Exchangeable Preferred Stock, which we refer to as the Series A Preferred Stock, issued and outstanding, represented by 372,045 depositary shares. The rights of the holders of our common stock are subject to and may be adversely affected by the rights and preferences afforded to the holders of the Series A Preferred Stock. The rights and preferences of these preferred shares include:

—	conversion into our common stock any time the preferred shareholder may wish, at a conversion price of $14.64 per share of common stock (equivalent to a conversion ratio of 6.8306 shares of common stock for each share of Series A Preferred Stock and equivalent to 1.708 shares of common stock for each depositary share), subject to adjustment;

—	cumulative dividends in the amount of 8 1/2% of the original purchase price per annum, payable upon declaration by our board of directors;

—	the ability to vote together with our common stock with a number of votes equal to the number of shares of common stock to be issued upon conversion of the Series A Preferred Stock; and

—	a preference upon any liquidation, dissolution, or winding up of the Company.

The conversion of the Series A Preferred Stock into our common stock would dilute stockholder ownership in our company, and could adversely affect the market price of our common stock or impair our ability to raise capital through the sale of additional equity securities. Additionally, the existence of the Series A Preferred Stock could make it less likely that common shareholders receive a premium for their shares of common stock as a result of any attempt to acquire the Company. Any adjustments that increase the conversion rate of the Series A Preferred Stock would increase their dilutive effect.

Risks Relating to our Business and Operations

We may not realize the anticipated benefits of the Canadian Acquisition, including potential synergies, due to challenges associated with integrating the Canadian Subsidiaries or other factors.

The long-term success of the Canadian Acquisition on our company will depend in part on the success of our management in efficiently integrating the operations, technologies and personnel of the Canadian Subsidiaries. Our management’s inability to meet the challenges involved in successfully integrating the Canadian Subsidiaries or to otherwise realize the anticipated benefits of the transaction could harm our results of operations.

The challenges involved in the integration of the Canadian Subsidiaries include:

—	integrating the operations, processes, people and technologies relating to the Canadian Subsidiaries;

—	coordinating and integrating regulatory, benefits, operations and development functions;

—	demonstrating to customers that the Canadian Acquisition will not result in adverse changes in coal quality, delivery schedules and other relevant deliverables;

—	managing and overcoming the unique characteristics of the Canadian Subsidiaries, such as the specific mining conditions at each of the acquired mines;

—	retaining the personnel of the Canadian Subsidiaries and integrating the business cultures, operations, systems and clients of the Canadian Subsidiaries with our own;

—	consolidating corporate and administrative infrastructures and eliminating duplicative operations and administrative functions; and

—	identifying the potential unknown liabilities associated with the Canadian Subsidiaries and other Canadian assets.

In addition, the overall integration of the Canadian Subsidiaries will require substantial attention from our management, particularly in light of the geographically dispersed operations of the acquired mines relative to our other mines and operations and the unique characteristics of the Canadian assets. If our senior management team is required to devote considerable amounts of time to the integration process, it will decrease the time they will have to manage our business, develop new strategies and grow our business. If our senior management is not able to manage the integration process effectively, or if any significant business activities are interrupted as a result of the integration process, our business could suffer.

Furthermore, the anticipated benefits and synergies of the Canadian Acquisition are based on assumptions and current expectations, with limited actual experience, and assume that we will successfully integrate and reallocate resources without unanticipated costs and that our efforts will not have unforeseen or unintended consequences. In addition, our ability to realize the benefits and synergies of the Canadian Acquisition could be adversely impacted to the extent that relationships with existing or potential customers, suppliers or the workforce of the Canadian Subsidiaries is adversely affected as a consequence of the Canadian Acquisition, as a result of further weakening of global economic conditions, or by practical or legal constraints on our ability to successfully integrate the operations of the Canadian assets.

We cannot assure you that we will successfully or cost-effectively integrate the Canadian assets into our operations in a timely manner, or at all, and we may not realize the anticipated benefits of the acquisition, including potential synergies or growth opportunities, to the extent or in the time frame anticipated. The failure to do so could have a material adverse effect on our financial condition, results of operations and business.

Risks associated with being leveraged.

At March 31, 2014, we had outstanding indebtedness of approximately $800.2 million, which includes the new notes issued in connection with the completion of the Canadian Acquisition. Following the prepayment of the notes issued by Westmoreland Mining LLC and the assumption of capital leases in the Canadian Acquisition, we had outstanding indebtedness of approximately $848.7 million. We may also incur additional indebtedness in the future, including additional indebtedness under our revolving credit facility. Our leverage position may, among other things:

—	limit our ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions, or other general corporate purposes;

—	require us to dedicate a substantial portion of our cash flow from operations to service our debt, reducing the availability of cash flow for other purposes;

—	increase our vulnerability to economic downturns, limit our ability to capitalize on significant business opportunities, and restrict our flexibility to react to changes in market or industry conditions; or

—	make it more difficult to pay our debts, including payment on our senior notes, which will mature in 2018.

On January 23, 2014, Moody’s Investor Service, or Moody’s, concluded its review of our ratings which was initiated on December 26, 2013, following the announcement of the Canadian Acquisition, and confirmed our existing credit ratings. However, we cannot assure you that rating agencies will not downgrade the credit rating on the Notes in the future. Any such downgrade, or any perceived decrease in our creditworthiness, could impede our ability to refinance existing debt or secure new debt or otherwise increase our future cost of borrowing and could create additional concerns on the part of our customers, partners, investors and employees about our financial condition and results of operations.

If we fail to comply with certain covenants in our various debt arrangements, it could negatively affect our liquidity and ability to finance our operations.

Our lending arrangements contain, among other terms, events of default and various affirmative and negative covenants. Should we be unable to comply with any future debt-related covenant, we will be required to seek a waiver of such covenant to avoid an event of default. Covenant waivers and modifications may be expensive to obtain, or, potentially, unavailable. If we are in breach of any covenant and are unable to obtain covenant waivers and our lenders accelerate our debt, we could attempt to refinance the debt or repay the debt by selling assets and applying the proceeds from such sales to the debt. Sales of assets undertaken in response to such immediate needs may be prohibited under our lending arrangements without the consent of our lenders, may be made at potentially unfavorable prices, or asset sales may not be sufficient to refinance or repay the debt, and we may be unable to complete such transactions in a timely manner, on favorable terms, or at all.

As a mine mouth operator, we provide coal to a small group of customers. This dependence could adversely affect our revenues if such customers reduce or suspend their coal purchases or if they become unable to pay for our coal.

In 2013, we derived approximately 67% of our total revenues from coal sales to five power plants: Colstrip Units 3&4 (17%), Naughton Power Station (17%), Limestone Generating Station (13%), Colstrip Units 1 & 2 (13%) and Coyote Station (7%). Similarly, for full-year 2013, the Canadian Subsidiaries sold approximately 25% of their total aggregate coal production to two customers, SaskPower (13%) and Capital Power (12%). Interruption in the purchases of coal by our principal customers could significantly affect our revenues.

Unscheduled maintenance outages or other outages at our customers’ power plants, unseasonably moderate weather, higher-than-anticipated hydro seasons or increases in the production of alternative clean-energy generation such as wind power, or decreases in the price of competing fossil fuels such as natural gas, could cause our customers to reduce their purchases. 11 of our 12 mines are dedicated to supplying customers located adjacent to or near the mines, and these mines may have difficulty identifying alternative purchasers of their coal if their existing customers suspend or terminate their purchases.

Additionally, certain of our long-term contracts are set to expire in the next several years. Our contracts with the Sherburne County Station are three-year rolling contracts, with one-third of the tonnage expiring on an annual basis. Our contract with Coyote Station, located adjacent to our Beulah Mine, and averaging approximately 2.5 million tons of coal sold per year, expires in May 2016 and is not expected to be renewed. Our contract with Colstrip Units 3 & 4 expires in December 2019. Should we be unable to successfully renew any or all of these expiring contracts, the reduction in the sale of our coal would adversely affect our operating results and liquidity and could result in significant impairments to the affected mine should the mine be unable to execute a new long-term coal supply agreement. The long term agreements we acquired in connection with the Canadian Acquisition have long-remaining terms with the exception of the contract applicable to Poplar River Mine, which is set to expire in 2015. Coal supply agreements also typically contain force majeure provisions allowing temporary suspension of performance by us or the customer during the duration of specified events beyond the control of the affected party. Additionally, many of our coal supply agreements contain provisions allowing customers to suspend acceptance of coal shipments if coal delivered does not meet certain quality thresholds.

Similarly, interruption in the purchase of power by Dominion North Carolina Power, or Dominion, could also negatively affect our revenues. During the year ended December 31, 2013, the sale of power by our Roanoke Valley Energy Facility, or ROVA, to Dominion accounted for approximately 13% of our consolidated revenues. Although ROVA supplies power to Dominion under long-term power purchase agreements, if Dominion is unable or unwilling to pay for the power produced by ROVA in a timely manner, it could have a material adverse effect on our results of operations, financial condition, and liquidity.

Our ability to collect payments from our customers could be impaired if their creditworthiness deteriorates.

Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. If we determine that a customer is not creditworthy, we may not be required to deliver coal under the customer’s coal sales contract. If this occurs, we may decide to sell the customer’s coal on the spot market, which may be at prices lower than the contracted price, or we may be unable to sell the coal at all. Furthermore, the bankruptcy of any of our customers could materially and adversely affect our financial position. In addition, competition with other coal suppliers could cause us to extend credit to customers and on terms that could increase the risk of payment default.

Volatility in the equity markets or interest rate fluctuations could substantially increase our pension funding requirements and negatively impact our financial position.

At December 31, 2013, the projected benefit obligation under our defined benefit pension plans was $155.1 million and the fair value of plan assets was $134.1 million. The difference between plan obligations and assets, or the funded status of the plans, significantly affects the net periodic benefit cost and ongoing funding requirements of those plans. Among other factors, changes in interest rates, mortality rates, early retirement rates, investment returns and the market value of plan assets can affect the level of plan funding, cause volatility in the net periodic benefit cost and increase our future funding requirements. During the fiscal year ended 2013, we made $0.6 million in contributions to these pension plans and accrued $3.2 million in expenses related thereto.

If our assumptions regarding our future expenses related to employee benefit plans are incorrect, then expenditures for these benefits could be materially higher than we have assumed. In addition, we may have exposure under those plans that extend beyond what our obligations would be with respect to our own employees.

We provide various postretirement medical benefits and workers’ compensation benefits to current and former employees and their dependents. We calculate the total accumulated benefit obligations according to guidance provided by GAAP. We estimate the present value of our postretirement medical, black lung and workers’ compensation benefit obligations to be $284.3 million, $14.1 million and $7.5 million, respectively, at December 31, 2013. In addition, in connection with the Canadian Acquisition, we assumed the obligation to provide postretirement health coverage for eligible current union employees, as described in greater detail below. We have estimated these unfunded obligations based on actuarial assumptions and if our assumptions do not materialize as expected, cash expenditures and costs that we incur could be materially different.

Moreover, regulatory changes could increase our obligations to provide these or additional benefits. We participate in defined benefit multi-employer funds that were established in connection with the Coal Industry Retiree Health Benefit Act of 1992, or Coal Act, which provides for the funding of health and death benefits for certain UMWA retirees. Our contributions to these funds totaled $2.2 million and $2.3 million for the years ended December 31, 2013 and 2012, respectively. Our contributions to these funds could increase as a result of a shrinking contribution base as a result of the insolvency of other coal companies that currently contribute to these funds, lower than expected returns on fund assets or other funding deficiencies.

We could also have obligations under the Tax Relief and Health Care Act of 2006, or 2006 Act. The 2006 Act authorized up to a maximum of $490 million in federal contributions to pay for certain benefits, including the healthcare costs under certain funds created by the Coal Act for “orphans,” i.e. retirees from companies that subsequently ceased operations, and their dependents. However, if Congress were to amend or repeal the 2006 Act or if the $490 million authorization were insufficient to pay for these healthcare costs, we, along with other contributing employers and certain affiliates, would be responsible for the excess costs.

We also contribute to a multi-employer defined benefit pension plan, the Central Pension Fund of the Operating Engineers, or Central Pension Fund, on behalf of employee groups at our Rosebud, Absaloka and Savage mines that are represented by the International Union of Operating Engineers. The Central Pension Fund is subject to certain funding rules contained in the Pension Protection Act of 2006, or PPA. Under the PPA, if the Central Pension Plan fails to meet certain minimum funding requirements, it would be required to adopt a funding improvement plan or rehabilitation plan. If the Central Pension Fund adopted a funding improvement plan or rehabilitation plan, we could be required to contribute additional amounts to the fund. As of January 31, 2013, its last completed fiscal year, the Central Pension Fund reported that it was underfunded. If we were to partially or completely withdraw from the fund at a time when the Central Pension Fund were underfunded, we would be liable for a proportionate share of the fund’s unfunded vested benefits, and this liability could have a material adverse effect on our financial position.

In connection with the Canadian Acquisition, we assumed responsibility for and accepted obligations under certain pension plans related to certain of the acquired operations. We have evaluated these plans, and believe that certain of them may be underfunded by immaterial amounts. Our Arrangement Agreement with Sherritt requires Sherritt to adjust the purchase price if such underfunded amount exceeds $3.0 million.

We are obligated to make contributions to these plans based upon agreement with the plan members and collective bargaining agreements with the representative unions. Our future contributions to these defined benefit plans are made in accordance with GAAP pursuant to applicable pension legislation and the Income Tax Act (Canada). Further contributions to the pension plans could be required based on actuarial valuations, agreements, the plan asset investment performance, and future legislated requirements.

Under Canadian provincial Workers’ Compensation legislation, we remain obligated to fund workers’ compensation benefits arising from workplace injuries, disease and death of current and former employees. This obligation is based on premiums assessed by the applicable Workers’ Compensation Board which may vary based on the claims experience of the employer. We may be required to contribute additional premiums in the future depending on the number and amount of claims.

Our reserve estimates may prove to be incorrect.

The coal reserve estimates in this prospectus supplement are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade, continuity and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future commodity prices. The sampling, interpretations or assumptions underlying any reserve estimate may be incorrect, and the impact on the amount of reserves ultimately proven to be recoverable may be material. Should the mineralization or configuration of a deposit ultimately turn out to be significantly different from that currently envisaged, then the proposed mining plan may have to be altered in a way that could affect the tonnage and grade of the reserves mined and rates of production and, consequently, could adversely affect the profitability of the mining operations. In addition, short term operating factors relating to the reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause reserve estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that our projects or operations will be, or will continue to be, economically viable, that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

Any inaccuracies in our estimates of our coal reserves could result in decreased profitability from lower than expected revenues or higher than expected costs.

Our future performance depends on, among other things, the accuracy of our estimates of our proven and probable coal reserves. Our reserve estimates are prepared by our engineers and geologists or by third-party engineering firms and are updated periodically. There are numerous factors and assumptions inherent in estimating the quantities and qualities of, and costs to mine, coal reserves, including many factors beyond our control, including the following:

—	quality of the coal;

—	geological and mining conditions, which may not be fully identified by available exploration data or may differ from our experiences in areas where we currently mine;

—	the percentage of coal ultimately recoverable;

—	the assumed effects of regulation, including the issuance of required permits, taxes, including severance and excise taxes and royalties, and other payments to governmental agencies;

—	economic assumptions, including assumptions as to foreign exchange rates and future commodity prices;

—	assumptions concerning the timing for the development of the reserves; and

—	assumptions concerning equipment and productivity, future coal prices, operating costs, including for critical supplies such as fuel, tires and explosives, capital expenditures and development and reclamation costs.

As a result, estimates of the quantities and qualities of economically recoverable coal attributable to any particular group of properties, classifications of reserves based on risk of recovery, estimated cost of production, and estimates of future net cash flows expected from these properties may vary materially due to changes in the above factors and assumptions. Any inaccuracy in our estimates related to our reserves could result in decreased profitability from lower than expected revenues or higher than expected costs.

If the assumptions underlying our reclamation and mine closure obligations are materially inaccurate, we could be required to expend greater amounts than anticipated.

We are subject to stringent reclamation and closure standards for our mining operations. We calculated the total estimated reclamation and mine-closing liabilities according to the guidance provided by GAAP and current industry practice. Estimates of our total reclamation and mine-closing liabilities are based upon permit requirements and our engineering expertise related to these requirements. If our estimates are incorrect, we could be required in future periods to spend materially different amounts on reclamation and mine-closing activities than we currently estimate. Likewise, if our customers, some of whom are contractually obligated to pay certain reclamation costs, default on the unfunded portion of their contractual obligations to pay for reclamation, we could be forced to make these expenditures ourselves and the cost of reclamation could exceed any amount we might recover in litigation.

We estimate that our gross reclamation and mine-closing liabilities, which are based upon projected mine lives, current mine plans, permit requirements and our experience, were $281.3 million (on a present value basis) at March 31, 2014. Of these March 31, 2014 liabilities, our customers have assumed $96.2 million by contract. In addition, we held final reclamation deposits, received from customers, of approximately $75.3 million at March 31, 2014 to provide for these obligations. We estimate that our obligation for final reclamation that was not the contractual responsibility of others or covered by offsetting reclamation deposits was $109.8 million at March 31, 2014. We must recover this $109.8 million from revenues generated by coal sales. In addition, based on the conversion to GAAP of Sherritt’s historical IFRS financial statements, we estimate that in connection with the Canadian Acquisition we assumed approximately $123.1 million of additional reclamation and mine-closing liabilities.

Although we update our estimated costs annually, our recorded obligations may prove to be inadequate due to changes in legislation or standards and the emergence of new restoration techniques. Furthermore, the expected timing of expenditures could change significantly due to changes in commodity costs or prices that might curtail the life of an operation. These recorded obligations could prove insufficient compared to the actual cost of reclamation. Any underestimated or unidentified close down, restoration or environmental rehabilitation costs could have an adverse effect on our reputation as well as our asset values, results of operations and liquidity.

If the cost of obtaining new reclamation bonds and renewing existing reclamation bonds increases or if we are unable to obtain additional bonding capacity, our operating results could be negatively affected.

We are required to provide bonds to secure our obligations to reclaim lands used for mining. We must post a bond before we obtain a permit to mine any new area. These bonds are typically renewable on a yearly basis. Bonding companies are requiring that applicants collateralize increasing portions of their obligations to the bonding company. In 2013, we paid approximately $6.4 million in premiums for reclamation bonds. We anticipate that, as we permit additional areas for our mines, our bonding and collateral requirements could increase. Any cash that we provide to collateralize our obligations to our bonding companies is not available to support our other business activities. Our results of operations could be negatively affected if the cost of our reclamation bonding premiums and collateral requirements were to increase. Additionally, if we are unable to obtain additional bonding capacity due to cash flow constraints, we will be unable to begin mining operations in newly permitted areas, which would hamper our ability to efficiently meet our current customer contract deliveries, expand operations, and increase revenues. We used approximately $48.1 million to collateralize new bonds in connection with the Canadian Acquisition.

Our coal mining operations are subject to external conditions that could disrupt operations and negatively affect our results of operations.

Our coal mining operations are all surface mines. These mines are subject to conditions or events beyond our control that could disrupt operations, affect production, and increase the cost of mining at particular mines for varying lengths of time. These conditions or events include: unplanned equipment failures; geological, hydrological or other conditions such as variations in the quality of the coal produced from a particular seam; variations in the thickness of coal seams and variations in the amounts of rock and other natural materials that overlie the coal that we are mining; weather conditions; and competition and/or conflicts with other natural gas resource extraction activities and production within our operating areas. For example, in our recent past, we have endured poor rail performance at the Absaloka Mine, a major blizzard at the Beulah Mine, a trestle fire at the Beulah Mine, and an unanticipated replacement of boom suspension cables on one of our draglines, all of which interrupted deliveries. Major disruptions in operations at any of our mines over a lengthy period could adversely affect the profitability of our mines.

In addition, unplanned outages of draglines and extensions of scheduled outages due to mechanical failures or other problems occur from time-to-time and are an inherent risk of our coal mining business. Unplanned outages typically increase our operation and maintenance expenses and may reduce our revenues because of selling fewer tons of coal. As of June 30, 2014, five of our 30 owned or operated draglines were not in use due to either equipment servicing or because the dragline was scheduled to be down based on the operational needs of our mines. If properly maintained, a dragline can operate for 40 years or longer. As of December 31, 2013, the average age of Westmoreland’s dragline fleet (including the Canadian Subsidiaries) was 33 years. In addition, at our Kemmerer Mine we use shovels instead of draglines. If properly maintained, a shovel can last for 30 years or longer. As of December 31, 2013, the average age of our shovels was 16 years. As our draglines, shovels and other major equipment ages, we may experience unscheduled maintenance outages or increased maintenance costs, which would adversely affect our operating results.

Unplanned outages and extensions of scheduled outages due to mechanical failures or other problems occur from time-to-time at our power plant customers and are an inherent risk of our business. Unplanned outages typically increase our operation and maintenance expenses and may reduce our revenues because of selling fewer tons of coal. For example, in November 2011, the Sherburne County station experienced an explosion and fire that caused an extended outage. As a result, we lost approximately 50% of our coal sales in 2012 and 2013 at our Absaloka Mine. While Sherburne County station initially indicated a start-up date of March 2013, it did not ultimately resume operations until October 2013, resulting in additional lost coal sales during 2013. We maintain business interruption insurance coverage to lessen the impact of events such as this, and have received a total of approximately $33.6 million of cash proceeds in insurance compensation for lost sales to the Sherburne County station. While we believe our insurance did not fully compensate us for the impact of lost sales, we believe the shortfall was not material. However, business interruption insurance may not always provide adequate compensation for lost coal sales, and significant unanticipated outages at our power plant customers which result in lost coal sales could result in significant adverse effects on our operating results.

Our operations are vulnerable to natural disasters, operating difficulties and infrastructure constraints, not all of which are covered by insurance, which could have an impact on our productivity.

Mining and power operations are vulnerable to natural events, including blizzards, earthquakes, drought, floods, fire, storms and the possible effects of climate change. Operating difficulties such as unexpected geological variations could affect the costs and viability of our operations. Our operations also require reliable roads, rail networks, power sources and power transmission facilities, water supplies and IT systems to access and conduct operations. The availability and cost of infrastructure affects our capital expenditures, operating costs, and planned levels of production and sales.

We maintain insurance for some, but not all, of the potential risks and liabilities associated with our business. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. As a result, we may not be able to renew our existing insurance policies or procure other desirable insurance on commercially reasonable terms, if at all. Although we maintain insurance at levels we believe are appropriate and consistent with industry practice, we are not fully insured against all risks. In addition, pollution and environmental risks and consequences of any business interruptions such as equipment failure or labor disputes generally are not fully insurable. Losses and liabilities from uninsured and underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on our financial condition, results of operations and cash flows.

Long-term sales and revenues could be significantly affected by environmental regulations and the effects of the environmental lobby.

A consortium of environmental activists is actively pushing to shut down one-third of the nation’s coal plants by 2020. They are taking particular interest in Colstrip Units 1 and 2 and are actively lobbying the U.S. Environmental Protection Agency, or EPA, to require cost-prohibitive pollution control equipment. In litigation filed in 2012, the activists stated that the EPA’s Best Available Retrofit Technology (“BART”) analysis for regional haze provides support for a determination that additional controls or upgrades to controls to improve regional haze are necessary to achieve BART. A decision in the case is pending. In 2013, environmental groups also filed a citizen suit complaint in Montana district court asserting that the owners and operators of Colstrip are in violation of Clean Air Act requirements. Trial in the case is set for late in 2014. If environmental groups are successful, Colstrip would be required to undergo new permitting and comply with more stringent emission limits applicable to a number of pollutants. If additional emissions controls and upgrades are required at Colstrip Units 1 and 2, it is possible the owners could elect to shut down the units in lieu of making the large capital expenditures required to comply. If such a decision were made, we could lose coal sales of approximately 3.0 million tons per year starting in approximately 2015. The loss of the sale of this tonnage at our Rosebud Mine could have a material adverse effect on the mine’s revenues and profitability.

Additionally, Rocky Mountain Power, the owner of the Naughton Power Station located adjacent to our Kemmerer Mine, which is our Kemmerer Mine’s primary customer, has sought regulatory approval to convert Unit 3 at Naughton to 100% natural gas fueling. When complete, the conversion of Unit 3 to natural gas will result in the loss of coal sales at our Kemmerer Mine. However, Rocky Mountain Power recently announced the conversion of Naughton Unit 3 will not occur until 2018. In addition, price protections built into the contract that are in effect from 2017 to 2021 will partially offset the effects of lowered volume following the conversion of Unit 3. Despite these price protections, the lost sales at the Kemmerer Mine could have a material adverse effect on the mine’s revenues and profitability and on our operating results.

In September 2013, the EPA reproposed new source performance standards for greenhouse gases (“GHG”) that would require new fossil-fuel fired power plants to install carbon capture and sequestration systems. The EPA stated that it intends to finalize the rule by January of 2015. The EPA also is developing GHG standards for existing and modified power plants, initial draft proposals of which the EPA released on June 2, 2014. The proposed rule sets the standard for existing sources as state-specific carbon emission rates that, if finalized, would be phased in between 2020 and 2030. The proposed rule would give states the discretion to use a variety of approaches—including cap-and-trade programs—to meet the standard. The EPA estimates that the proposed existing source rule would reduce CO2 emissions from the power sector by 30 percent by 2030, with a focus on emissions from coal-fired generation. The EPA plans to finalize the rule by June 2015, with state plans due by June 2016, with one- to two-year extensions available. It is difficult to predict at this time the effect these proposed rules would have on our revenues and profitability.

Following the Canadian Acquisition, we are also affected by Canadian GHG emissions regulations. On September 12, 2012, the federal government of Canada released final regulations for reducing GHG emissions from coal-fired electricity generation: “Reduction of Carbon Dioxide Emissions from Coal-Fired Generation of Electricity” (the “Canadian CO2 Regulations”). The Canadian CO2 Regulations will require certain Canadian coal-fired electricity generating plants, effective July 1, 2015, to achieve an average annual emissions intensity performance standard of 420 tons of CO2 per gigawatt hour. The impact of the Canadian CO2 Regulations on existing plants will vary by province and specific location. PMRL’s long-term sales could be reduced unless certain existing plants that it supplies or new plants built to replace such existing plants are equipped with carbon capture and sequestration or other technology that achieves the prescribed performance standard, the impact of the Canadian CO2 Regulations is altered by equivalency agreements, or the Canadian CO2 Regulations are changed to lower the performance standard.

In addition, various Canadian provincial governments and other regional initiatives are moving ahead with GHG reduction and other initiatives designed to address climate change. As it is unclear at this time what shape additional regulation in Canada will ultimately take, it is not yet possible to reliably estimate the extent to which such regulations will impact the operations we acquired in the Canadian Acquisition. However, our Canadian operations involve large facilities, so the setting of emissions targets (whether in the manner described above or otherwise) may well affect some or all of our Canadian customers, and may in turn have a material adverse effect on our business, results of operations and financial performance. In addition to directly emitting GHGs, the operations we acquired in the Canadian Acquisition require large quantities of power. Future taxes on or regulation of power producers or an increase in cost of the fuels used in power production (including coal, oil and gas or other products) may also add to our operating costs.

A defect in title or the loss of a leasehold interest in certain property could limit our ability to mine our coal reserves or result in significant unanticipated costs.

We conduct a significant part of our coal mining operations on properties that we lease. A title defect or the loss of a lease could adversely affect our ability to mine the associated coal reserves. We may not verify title to our leased properties or associated coal reserves until we have committed to developing those properties or coal reserves. We may not commit to develop property or coal reserves until we have obtained necessary permits and completed exploration. As such, the title to property that we intend to lease or coal reserves that we intend to mine may contain defects prohibiting our ability to conduct mining operations. Similarly, our leasehold interests may be subject to superior property rights of other third parties. In order to conduct our mining operations on properties where these defects exist, we may incur unanticipated costs. In addition, some leases require us to produce a minimum quantity of coal and require us to pay minimum production royalties. Our inability to satisfy those requirements may cause the leasehold interest to terminate.

We are dependent on information technology and our systems and infrastructure face certain risks, including cybersecurity risks and data leakage risks.

We are dependent on information technology systems and infrastructure. Any significant breakdown, invasion, destruction or interruption of these systems by employees, others with authorized access to our systems, or unauthorized persons could negatively impact operations. There is also a risk that we could experience a business interruption, theft of information, or reputational damage as a result of a cyber-attack, such as an infiltration of a data center, or data leakage of confidential information either internally or at our third-party providers. While we have invested in the protection of our data and information technology to reduce these risks and periodically test the security of our information systems network, there can be no assurance that our efforts will prevent breakdowns or breaches in our systems that could adversely affect our business.

Our Absaloka Mine benefited from Indian Coal Production Tax Credits, or ICTC, the permanent loss of which will adversely affect the financial condition of the operation.

The ICTC expired in December 2013 and has not been extended or renewed. There is no assurance that a renewal, if any is enacted, would be enacted with retroactive effect. The provisions regarding any future renewal may not be as favorable as those that previously existed. Additionally, the investment in Absaloka Coal LLC by our partner did not continue after December 31, 2013. We expect to seek a new partner in the event of a future renewal, but our results of operations will continue to be negatively affected during the interim period and for any period for which the ICTC is not renewed with retroactive effect. From 2009 through 2013, we experienced a yearly average of $3.1 million of income and $6.1 million of cash receipts from Absaloka Coal LLC’s participation in ICTC transactions.

Our future success depends upon our ability to continue acquiring and developing coal reserves that are economically recoverable and to raise the capital necessary to fund our expansion.

Our recoverable reserves decline as we produce coal. We have not yet applied for the permits to use all of the coal deposits under our mineral rights, and the government agencies may not grant those permits in a timely manner or at all. Furthermore, we may not be able to mine all of our coal deposits as efficiently as we do at our current operations. Our future success depends upon conducting successful exploration and development activities and acquiring properties containing economically recoverable coal deposits. Our current strategy includes increasing our coal reserves through acquisitions of other mineral rights, leases, or producing properties and continuing to use our existing properties. Our ability to expand our operations may be dependent on our ability to obtain sufficient working capital, either through cash flows generated from operations, or financing activities, or both. As we mine our coal and deplete our existing reserves, replacement reserves may not be available when required or, if available, we may not be capable of mining the coal at costs comparable to those characteristic of the depleting mines. These factors could have a material adverse effect on our mining operations and costs, and our customers’ ability to use the coal we mine.

We may not be able to successfully replace our reserves or grow through future acquisitions.

In recent years, we have expanded our operations by adding new mines and reserves through strategic acquisitions, and we intend to continue expanding our operations and coal reserves through additional future acquisitions. Our future growth could be limited if we are unable to continue making acquisitions, or if we are unable to successfully integrate the companies, businesses or properties we acquire. We may not be successful in consummating any acquisitions and the consequences of undertaking these acquisitions are unknown. Our ability to make acquisitions in the future could be limited by restrictions under our existing or future debt agreements, competition from other coal companies for attractive properties or the lack of suitable acquisition candidates.

Transportation impediments may hinder our current operations or future growth.

Certain segments of our current business, principally our Absaloka Mine and Coal Valley Mine, rely on rail transportation for the delivery of coal product to customers and ports. Our ability to deliver our product in a timely manner could be adversely affected by the lack of adequate availability of rail capacity, whether because of work stoppages, union work rules, track conditions or otherwise. In 2011, flooding conditions disrupted rail service to the Absaloka Mine, resulting in lost revenue. Rail or shipping transportation costs represent a significant portion of the total cost of coal for our customers, and the cost of transportation is a key factor in a customer’s purchasing decision. In addition, the Coal Valley Mine exports the majority of its production to the global seaborne market through port facilities in western Canada.

The unavailability of rail capacity and port capacity could also hinder our future growth as we seek to sell coal into new markets. The current availability of rail cars is limited and at times unavailable because of repairs or improvements, or because of priority transportation agreements with other customers. Port capacity is also restricted in certain markets. If transportation is restricted or is unavailable, we may be unable to sell into new markets and, therefore, the lack of rail or port capacity would hamper our future growth. We currently have sufficient committed port capacity to operate our export business, and additional port capacity is expected to be constructed in western Canada in the future. However, increases in transportation costs or the lack of sufficient rail or port capacity or availability could make our coal less competitive, or could result in coal becoming a less competitive source of energy in general, which could lead to reduced coal sales or reduced prices we receive for the coal. Our inability to timely deliver product or fuel switching due to rising transportation costs could have a material adverse effect on our business, financial condition and results of operations.

Decreased availability or increased costs of key equipment and materials could impact our cost of production and decrease our profitability.

We depend on reliable supplies of mining equipment, replacement parts and materials such as explosives, diesel fuel, tires and magnetite. The supplier base providing mining materials and equipment has been relatively consistent in recent years, although there continues to be consolidation, which has resulted in a limited number of suppliers for certain types of equipment and supplies. Any significant reduction in availability or increase in cost of any mining equipment or key supplies could adversely affect our operations and increase our costs, which could adversely affect our operating results and cash flows.

In addition, the prices we pay for these materials are strongly influenced by the global commodities market. Coal mines consume large quantities of commodities such as steel, copper, rubber products, explosives and diesel and other liquid fuels. Some materials, such as steel, are needed to comply with regulatory requirements. A rapid or significant increase in the cost of these commodities could increase our mining costs because we have limited ability to negotiate lower prices, and in some cases, do not have a ready substitute.

Union represented labor creates an increased risk of work stoppages and higher labor costs.

Approximately 70% of our total U.S. workforce is represented by two labor unions, the International Union of Operating Engineers and the UMWA. Our unionized workforce is spread out amongst the majority of our surface mines. As a majority of our workforce is unionized, there may be an increased risk of strikes and other labor disputes, and our ability to alter labor costs is subject to collective bargaining. The collective bargaining agreement relating to the represented workforce at the Absaloka Mine expired in mid-2011. We were successful in negotiating a new agreement without any work stoppages or other disruptions. In 2012, we were successful in entering into agreements with our workforce at Savage, Kemmerer and Rosebud. If our Jewett Mine operations were to become unionized, we could be subject to additional risk of work stoppages, other labor disputes and higher labor costs, which could adversely affect the stability of production and our results of operations. While strikes are generally a force majeure event in long-term coal supply agreements, thereby exempting the mine from its delivery obligations, the loss of revenue for even a short time could have a material adverse effect on our financial results.

Congress has proposed legislation to enact a law allowing workers to choose union representation solely by signing election cards, which would eliminate the use of secret ballots to elect union representation. While the impact is uncertain, if the government enacts this proposal into law, which would make it administratively easier to unionize, it may lead to more coal mines becoming unionized.

Approximately 65% of our total Canadian workforce is represented by a labor union. There are labor agreements in place with one or more unions at each of the producing mines we acquired in the Canadian Acquisition, other than the Genesee Mine. Our collective bargaining agreement related to the Estevan Mine will expire on June 30, 2015. If we are not successful in negotiating new labor agreements as they expire with any of the Canadian workforce unions or otherwise maintaining strong partnerships with them, it could result in labor disputes, work stoppages or higher labor costs, any of which could have an adverse effect on our business and results of operations.

We face intense competition to attract and retain employees.

We are dependent on retaining existing employees and attracting additional qualified employees to meet current and future needs. We face intense competition for qualified employees, and there can be no assurance that we will be able to attract and retain such employees or that such competition among potential employers will not result in increasing salaries. We rely on employees with unique skill sets to perform our mining operations, including engineers, mechanics and other highly skilled individuals. An inability to retain existing employees or attract additional employees, especially with mining skills and background, could have a material adverse effect on our business, cash flows, financial condition and results of operations.

Following the Canadian Acquisition, we are subject to foreign exchange risk as a result of exposures to changes in currency exchange rates between the U.S. and Canada.

Following the Canadian Acquisition, we face increased exposure to exchange rate fluctuations between the Canadian dollar and U.S. dollar. We realize a large portion of our revenues from sales made from the Canadian assets in Canadian dollars, and many of the expenses incurred by the Canadian assets are recognized in Canadian dollars. The exchange rate of the Canadian dollar to the U.S. dollar has been at or near historic highs in recent years. In the event that the Canadian dollar weakens in comparison to the U.S. dollar, earnings generated from Canadian operations will translate into reduced earnings in our consolidated statements of operations reported in U.S. dollars. In addition, our Canadian Subsidiaries also record certain accounts receivable and accounts payable, which are denominated in Canadian dollars. Foreign currency transactional gains and losses are realized upon settlement of these assets and obligations.

Following the Canadian Acquisition, fluctuations in the U.S. dollar relative to the Canadian dollar may make it more difficult to perform period-to-period comparisons of our reported results of operations. For purposes of accounting, the assets and liabilities of our Canadian operations will be translated using period-end exchange rates, and the revenues and expenses of our Canadian operations will be translated using average exchange rates during each period. Translation gains and losses are reported in accumulated other comprehensive loss as a component of stockholders’ equity.

Risk Factors Relating to the Coal and Power Industries

The risk of prolonged recessionary conditions could adversely affect our financial condition and results of operations.

Because we sell substantially all of our coal to electric utilities, our business and results of operations remain closely linked to demand for electricity. Recent economic uncertainty has raised the risk of prolonged recessionary conditions. Historically, global demand for basic inputs, including electricity production, has decreased during periods of economic downturn. If demand for electricity production decreases, our financial condition and results of operations could be adversely affected.

Competition in the North American coal industry may adversely affect our revenues and results of operations.

Many of our competitors in the North American coal industry are major coal producers who have significantly greater financial resources than we do. The intense competition among coal producers may impact our ability to retain or attract customers and may therefore adversely affect our future revenues and results of operations. Among other things, competitors could develop new mines that compete with our mines, have higher quality coal than our mines or build or obtain access to rail lines that would adversely affect the competitive position of our mines.

Any change in consumption patterns by utilities away from the use of coal could affect our ability to sell the coal we produce or the prices that we receive.

In addition to competing with other coal producers, we compete generally with producers of other fuels. In 2013, the electric utility industry accounted for approximately 93% of coal consumption in the U.S. and 80% of coal consumption in Canada. The demand for electricity, environmental and other governmental regulations, and the price and availability of competing fuels for power plants such as nuclear, hydro, natural gas and fuel oil as well as alternative sources of energy affects the amount of coal consumed by the electric utility industry. A decrease in coal consumption by the electric utility industry could adversely affect the demand for, and price of, coal, which could negatively impact our results of operations and liquidity. We do not have contracts guaranteeing the purchase of fixed quantities of coal, so revenue can fall even though we have long-term contracts.

Some power plants are fueled by natural gas because of the relatively lower construction costs of such plants compared to coal-fired plants and because natural gas is a cleaner burning fuel. In addition, some states have adopted or are considering legislation that encourages domestic electric utilities to switch from coal-fired power generation plants to natural gas powered plants. Similar legislation has been implemented or is under consideration in several Canadian provinces. Passage of these and other state, provincial or federal laws or regulations limiting carbon dioxide emissions could result in fuel switching, from coal to other fuel sources, by purchasers of our coal. Such laws and regulations could also mandate decreases in carbon dioxide emissions from coal-fired power plants, impose taxes on carbon emissions or require certain technology to capture and sequester carbon dioxide from coal-fired power plants. If these or similar measures are ultimately imposed by federal, state or provincial governments or pursuant to international treaty, our reserves and operating costs may be materially and adversely affected. Similarly, alternative fuels (non-fossil fuels) could become more attractive than coal in order to reduce carbon emissions, which could result in a reduction in the demand for coal and, therefore, our revenues.

Recently, the supply of natural gas has reached record highs and the price of natural gas has remained at depressed levels for sustained periods due to extraction techniques involving horizontal drilling and hydraulic fracturing that have led to economic access to large quantities of natural gas in the United States and Canada, making it an attractive competing fuel. A continuing decline in the price of natural gas, or continuing periods of sustained low natural gas prices, could cause demand for coal to decrease, result in fuel switching and decreased coal consumption by electricity-generating utilities and adversely affect the price of our coal. Sustained low natural gas prices may cause utilities to phase-out or close existing coal-fired power plants or reduce construction of any new coal-fired power plants, which could have a material adverse effect on demand and prices received for our coal.

Changes in the export and import markets for coal products could affect the demand for our coal, our pricing and our profitability.

Although our mines and the majority of our customers are located in North America, we compete in a worldwide market for coal and coal products. The pricing and demand for our products is affected by a number of global economic factors that are beyond our control and difficult to predict. These factors include:

—	currency exchange rates;

—	growth of economic development;

—	price of alternative sources of electricity or steel;

—	worldwide demand for coal and other sources of energy; and

—	ocean freight rates.

Any decrease in the aggregate amount of coal exported from the United States and Canada, or any increase in the aggregate amount of coal imported into the United States and Canada, could have a material adverse impact on the demand for our coal, our pricing and our profitability. Ongoing uncertainty in European economies and slowing economies in China, India and Brazil have reduced and may continue to reduce near-term pricing and demand for coal exported from the United States and Canada. The operations we acquired in the Canadian Acquisition include a mine in western Canada that primarily supplies premium thermal coal to the Asian export market. Ownership of this mine will increase our exposure to price fluctuations in the international coal market, and a substantial downturn in demand in the Asian market could have a material adverse effect on our financial condition and results of operations.

Extensive government regulations impose significant costs on our mining operations, and future regulations could increase those costs or limit our ability to produce and sell coal.

The coal mining industry is subject to increasingly strict regulation by federal, state and local authorities with respect to matters such as:

—	limitations on land use;

—	employee health and safety;

—	mandated benefits for retired coal miners;

—	mine permitting and licensing requirements;

—	reclamation and restoration of mining properties after mining is completed;

—	air quality standards;

—	discharges to water;

—	construction and permitting of facilities required for mining operations, including valley fills and other structures constructed in water bodies and wetlands;

—	protection of human health, plant life and wildlife;

—	management of the materials generated by mining operations and discharge of these materials into the environment;

—	effects of mining on groundwater quality and availability; and

—	remediation of contaminated soil, surface and groundwater.

We are required to prepare and present to governmental authorities data concerning the potential effects of any proposed exploration or production of coal on the environment and the public has statutory rights to submit objections to requested permits and approvals. The costs, liabilities and requirements associated with these and other regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. Failure to comply with these regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from our operations. We may also incur costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. We must compensate employees for work-related injuries. If we do not make adequate provision for our workers’ compensation liabilities, it could harm our future operating results. If we are pursued for any sanctions, costs and liabilities, our mining operations and, as a result, our results of operations, could be adversely affected.

New legislation or regulations and orders may be adopted that may materially adversely affect our mining operations, our cost structure or our customers’ ability to use coal. New legislation or administrative regulations (or new judicial interpretations or administrative enforcement of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs. These regulations, if proposed and enacted in the future, could have a material adverse effect on our financial condition and results of operations. For additional information regarding specific regulations that impact our operations, see Item 1 of our 2013 Form 10-K under “Coal Segment -Material Effects of Regulation,” which is incorporated by reference herein.

Concerns regarding climate change are, in many of the jurisdictions in which we operate, leading to increasing interest in, and in some cases enactment of, laws and regulations governing greenhouse gas emissions, which affect the end-users of coal and could reduce the demand for coal as a fuel source and cause the volume of our sales or the prices we receive to decline. These laws and regulations also have imposed, and will continue to impose, costs directly on us.

GHG emissions have increasingly become the subject of international, national, state, provincial and local attention. Coal-fired power plants can generate large amounts of carbon and other GHG emissions. Accordingly, legislation or regulation intended to limit GHGs will likely indirectly affect our coal operations by limiting our customers’ demand for our products or reducing the prices we can obtain, and also may directly affect our own power operations. In the United States, the EPA has issued a notice of finding and determination that emissions of carbon dioxide, methane, nitrous oxide and other GHGs present an endangerment to human health and the environment, which allows the EPA to begin regulating emissions of GHGs under existing provisions of the federal Clean Air Act. The EPA implemented GHG-related reporting and permitting rules. Portions of the EPA’s GHG permitting rules, which were the subject of litigation by some industry groups and states, were recently struck down in part by the U.S. Supreme Court, but the EPA’s authority to impose GHG permitting requirements on a majority of large emissions sources, including coal-fired electric utilities, remain in place. President Obama in June 2013 announced a Climate Action Plan, which included a Presidential Memorandum directing the EPA to issue standards for GHG emissions from existing, modified and reconstructed fossil-fuel fired power plants. The EPA issued a revised proposal with standards for new fossil fuel-fired plants, including coal-fired plants, in September 2013, which the EPA plans to finalize by January 2015. The EPA also has released its “Clean Power Plan” in June 2014, which includes proposed standards for existing and modified sources. Under the Clean Power Plan as currently proposed, the EPA would set standards for existing sources as stringent state-specific carbon emission rates that, if finalized, would be phased in between 2020 and 2030. The proposed rule would give states the discretion to use a variety of approaches—including cap-and-trade programs—to meet the standard. The EPA estimates that the proposed existing source rule would reduce CO2 emissions from the power sector by 30 percent by 2030, with a focus on emissions from coal-fired generation. The EPA plans to finalize the rule by June 2015, with state plans due by June 2016, with one- to two-year extensions available. The U.S. Congress has considered, and in the future may again consider, legislation governing GHG emission, including “cap and trade” legislation that would establish a cap on emissions of GHGs covering much of the economy in the United States and would require most sources of GHG emissions to obtain GHG emission “allowances” corresponding to their annual emissions of GHGs. In addition, coal-fired power plants, including new coal-fired power plants or capacity expansions of existing plants, have become subject to opposition by environmental groups seeking to curb the environmental effects of GHG emissions. It is difficult to predict at this time the effect these proposed rules would have on our revenues and profitability, For additional information, see “Business - Material Effects of Regulation” in our 2013 Form 10-K.

In Canada, in September 2012 the federal government released final regulations for reducing GHG emissions from coal-fired electricity generation through the Canadian CO2 Regulations. The Canadian CO2 Regulations will require certain Canadian coal-fired electricity generating units, effective July 1, 2015, to achieve an average annual emissions intensity performance standard of 420 tons of CO2 per gigawatt hour. According to Sherritt’s public filings, this performance standard represents approximately one-half of the annual average CO2 emissions intensity of the customer generating assets currently served by the Prairie Operations. The performance standard will apply to new units commissioned after July 1, 2015 and to units that are considered to have reached the end of their useful life, generally between 45 and 50 years from the unit’s commissioning date. New and end-of-life units that incorporate technology for carbon capture and sequestration may apply for a temporary exemption from the performance standard that would remain in effect until 2025, provided that certain implementation milestones are met. Provincial equivalency agreements, under which the Canadian CO2 Regulations would stand down, are being negotiated or discussed with the provinces of Alberta and Saskatchewan. The Prairie coal production in the long-term could be reduced unless certain existing units or new units of the customers served by the Prairie operations are equipped with carbon capture and storage or other technology that achieves the prescribed performance standard, the impact of the Regulations is altered by equivalency agreements, or the Canadian CO2 Regulations are changed to lower the performance standard. The impact of the Canadian CO2 Regulations on existing units will vary by location and province.

In addition, various Canadian provincial governments and other regional initiatives are moving ahead with GHG reduction and other initiatives designed to address climate change. For example, under the Climate Change and Emissions Management Act (the “CCEM”), the Province of Alberta enacted the “Specified Gas Emitters Regulation.” As of January 1, 2008, this enactment requires certain existing facilities with direct emissions of 100,000 tons or more of certain specified gases to ensure that the net emissions intensity for a year for an established facility must not exceed 88% of the baseline emissions intensity for the facility. For the 2011 compliance period, CVRI’s Coal Valley operations exceeded the 100,000 ton emissions threshold established under the Specified Gas Emitters Regulation, and Coal Valley was required to contribute to the Climate Change and Emissions Management Fund. According to Sherritt’s public filings, for the 2012 compliance period, the preliminary calculations indicate Coal Valley will be required to purchase fund credits. It is anticipated that for the next several years, emissions intensity at Coal Valley will increase as the distance between the coal being mined and the processing plant increases. The Government of Alberta has also introduced a complementary Specified Gas Reporting Regulation, which came into force on October 20, 2004. This legislation requires all industrial emitters emitting 50,000 tons or more of CO2 to report their annual GHG emissions in accordance with the specified Gas Reporting Standard published by the Government of Alberta. In Saskatchewan, Bill 126, The Management and Reduction of Greenhouse Gases Act, was passed in 2010 but is not yet proclaimed in force. The legislation provides a framework for the control of GHG emissions by regulated emitters and will be proclaimed once accompanying draft regulations are finalized.

As it is unclear at this time what shape additional regulation in Canada will ultimately take, it is not yet possible to estimate the extent to which such regulations will impact the operations we acquired in the Canadian Acquisition. However, those operations involve large facilities, so the setting of emissions targets (whether in the manner described above or otherwise) may well affect them and may have a material adverse effect on our business, results of operations and financial performance. These developments in both Canada and the United States could have a variety of adverse effects on demand for the coal we produce. For example, laws or regulations regarding GHGs could result in fuel switching from coal to other fuel sources by electricity generators, or require us, or our customers, to employ expensive technology to capture and sequester carbon dioxide. Political and environmental opposition to capital expenditure for coal-fired facilities could affect the regulatory approval required for the retrofitting of existing power plants. For example, the Naughton power facility, which is located adjacent to the Kemmerer Mine, announced in April 2012 that it is seeking regulatory approval to switch Unit 3 to natural gas from coal. The conversion of Naughton Unit 3 to natural gas would result in significant reduction in coal sales from our Kemmerer Mine, and could have a material adverse effect on our results of operations. However, Rocky Mountain Power, the owner of the Naughton facility, recently announced that the conversion will not take place until at least 2018. Political opposition to the development of new coal-

fired power plants, or regulatory uncertainty regarding future emissions controls, may result in fewer such plants being built, which would limit our ability to grow in the future.

In addition to directly emitting GHGs, the operations we acquired in the Canadian Acquisition require large quantities of power. Future taxes on or regulation of power producers or the production of coal, oil and gas or other products may also add to our operating costs. And many of the developments in the U.S. discussed above that may affect our customers and demand for our coal could also affect us directly through adverse impacts on ROVA.

Depending on how they evolve, such developments, individually or in the aggregate, may have a material adverse effect on our business, results of operations and financial performance.

Extensive environmental laws, including existing and potential future legislation, treaties and regulatory requirements relating to air emissions other than GHGs, affect our customers and could reduce the demand for coal as a fuel source and cause coal prices and sales of our coal to materially decline, and could impose additional costs on ROVA.

Our customers, as well as ROVA, are subject to extensive environmental regulations particularly with respect to air emissions other than GHG. Coal contains impurities, including but not limited to sulfur, mercury, chlorine and other elements or compounds, many of which are released into the air when coal is burned. The emission of these and other substances is extensively regulated at the federal, state, provincial and local level, and these regulations significantly affect our customers’ ability to use the coal we produce and, therefore, the demand for that coal. For example, the purchaser of coal produced from the Jewett Mine blends our lignite with compliance coal from Wyoming. Tightened nitrogen oxide and new mercury emission standards could result in the customer purchasing an increased blend of the Wyoming coal in order to reduce emissions. Further, increased market prices for sulfur dioxide emissions allowances and increased coal ash management costs could also favor an increased blend of the lower ash Wyoming compliance coal. In such a case, the customer has the option to increase its purchases of other coal and reduce purchases of our coal or terminate our contract. A termination of the contract or a significant reduction in the amount of our coal that is purchased by the customer could have a material adverse effect on our results of operations and financial condition.

The EPA intends to issue or has issued a number of significant regulations that will impose more stringent requirements relating to air, water and waste controls on electric generating units. These rules include the EPA’s pending new requirements for coal combustion residue (“CCR”) management that may further regulate the handling of wastes from the combustion of coal. In addition, in February 2012, the EPA signed a rule to reduce emissions of mercury and toxic air pollutants from new and existing coal- and oil-fired electric utility steam generating units, often referred to as the MATS Rule. This rule was upheld by the Federal Court of Appeals for the D.C. Circuit in April 2014. In April 2014, the U.S. Supreme Court upheld the EPA’s Cross-State Air Pollution Rule (“CSAPR”), which would require stringent reductions in emissions of nitrogen oxides and sulfur dioxide from power plants in much of the Eastern United States, including Texas and North Carolina. The EPA has filed a motion to have the D.C. Circuit lift its stay on the CSAPR. In May 2014, the EPA Administrator signed a final rule that establishes requirements for cooling water intake structures for the withdrawal of cooling water by electric generating plants; the rule is anticipated to affect over 500 power plants.

Considerable uncertainty is associated with air emissions initiatives. New regulations are in the process of being developed, and many existing and potential regulatory initiatives are subject to review by federal or state agencies or the courts. Stringent air emissions limitations are either in place or are likely to be imposed in the short to medium term, and these limitations will likely require significant emissions control expenditures for many coal-fired power plants. For example, the owners of Units 3 and 4 at Colstrip, adjacent to our Rosebud Mine, are getting considerable pressure from environmental groups to install Selective Catalytic Reduction (“SCR”) technology. Should the owners be forced by the EPA to install such technology, the capital requirements could make the continued operation of the two units unsustainable. As a result, Colstrip and other similarly-situated power plants may switch to other fuels that generate fewer of these emissions or may install more effective pollution control equipment that reduces the need for low-sulfur coal. Any switching of fuel sources away from coal, closure of existing coal-fired power plants, or reduced construction of new coal-fired power plants could have a material adverse effect on demand for, and prices received for, our coal. Alternatively, less stringent air emissions limitations, particularly related to sulfur, to the extent enacted, could make low-sulfur coal less attractive, which could also have a material adverse effect on the demand for, and prices received for, our coal.

The regulation of air emissions in Canada may also reduce the demand for the products of the operations we acquired in the Canadian Acquisition. Specifically, the Alberta Environmental Protection and Enhancement Act (“EPEA”) and the Canadian Environmental Protection Act, 1999 (“CEPA, 1999”) and the provision for the reporting of pollutants via the National Pollutant Release Inventory (“NPRI”), could also have a significant effect on the customers of our Canadian mines, which in turn could, over time, significantly reduce the demand for the coal produced from those mines.

The customers of our Canadian mines must comply with a variety of environmental laws that regulate and restrict air emissions, including the EPEA and its regulations, and the CEPA, 1999. Because many of these customers’ activities generate air emissions from various sources, compliance with these laws requires our customers in Canada to make investments in pollution control equipment and to report to the relevant government authorities if any emissions limits are exceeded or are made in contravention of the applicable regulatory requirements.

These laws restrict the amount of pollutants that our Canadian customer’s facilities can emit or discharge into the environment. The NPRI, for example, is created under authority of the CEPA, 1999 and is a Canada-wide, legislated, and publicly accessible inventory of specific substances that are released into the air, water, and land. The purpose of the NPRI was to provide comprehensive national data on releases of specified substances, and assists with, identifying priorities for action, encouraging voluntary action to reduce releases, tracking the progress of reductions in releases, improving public awareness and understanding of substances released into the environment, and supporting targeted initiatives for regulating the release of substances.

Regulatory authorities can enforce these and other environmental laws through administrative orders to control, prevent or stop a certain activity; administrative penalties for violating certain environmental laws; and judicial proceedings. If environmental regulatory burdens continue to increase for our Canadian customers, as a result of policy changes or increased regulatory reform relating to the substances reported, it could potentially affect customer operations and future demand for coal.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $49 million (or approximately $56.4 million if the underwriters’ option to purchase additional shares is exercised in full) after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to increase overall financial flexibility, pursue organic and acquisition growth strategies and for general corporate purposes.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and our capitalization as of March 31, 2014 on:

—	a historical basis;

—	a pro forma basis to give effect to (i) the Canadian Acquisition and (ii) the prepayment by WML of its 8.02% senior secured notes due 2018; and

—	an as adjusted basis to give effect to the net proceeds from the issuance of 1,464,789 of shares of common stock in this offering.

You should read the following table together with the financial statements and the related notes that are incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of March 31, 2014
	Historical	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Cash and cash equivalents	$61,900	$63,738	$112,763

Capitalization
Total Long-term debt, less current installments	$751,645	$780,115	$780,115

Equity:
Preferred stock, $1.00 par value, 5,000,000 shares and 121,223 shares issued and outstanding, respectively	$121	$121	$121

Common stock, $2.50 par value, 30,000,000 shares and 14,862,595 shares authorized and outstanding, respectively, actual; 16,327,384 shares outstanding, as adjusted(1)	$37,155	$37,155	$40,817

Other paid-in capital	$134,952	$134,952	$180,315
Accumulated other comprehensive loss	$(63,369)	$(63,369)	$(63,369)
Accumulated deficit	$(315,075)	$(333,569)	$(333,569)

Total shareholders’ deficit	$(206,216)	$(224,710)	$(175,685)

Total long-term debt and shareholders’ deficit	$545,429	$555,405	$604,430

1 Does not reflect as of July 1, 2014: (i) 148,911 shares of our common stock potentially issuable pursuant to the exercise of outstanding stock options at a weighted average exercise price of $22.40 per share and stock appreciation rights, assuming an exercise price of $36.96, the closing price per share of our common stock on July 1, 2014, held by our directors, officers and employees, (ii) 373,752 unallocated shares available for issuance under our 2014 Equity Incentive Plan and 15,036 unallocated shares available for issuance under our Amended and Restated 2007 Equity Incentive Plan, (iii) shares that may be issued in matching contributions under our 401(k) plan and (iv) 635,452 shares available for issuance under the optional conversion feature of our Series A Convertible Exchangeable Preferred Stock.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the NASDAQ Global Market under the symbol “WLB.” The following table sets forth the high and low sales prices per share of our common stock as reported by the NASDAQ Global Market for the periods indicated.

	Price per share of Common Stock
	Low	High
Fiscal Year Ended December 31, 2012
First Quarter	$9.78	$13.47
Second Quarter	$6.94	$11.39
Third Quarter	$7.00	$10.00
Fourth Quarter	$7.91	$10.85
Fiscal Year Ended December 31, 2013
First Quarter	$9.40	$12.00
Second Quarter	$10.77	$12.30
Third Quarter	$10.96	$13.79
Fourth Quarter	$12.91	$19.75
Fiscal Year Ending December 31, 2014
First Quarter	$18.31	$30.00
Second Quarter	$25.79	$37.15
Third Quarter (through July 10, 2014)	$36.23	$38.44

On July 10, 2014, the last reported sales price of our common stock was $37.00 per share. On July 1, 2014, there were approximately 1,092 registered holders of our common stock.

DIVIDEND POLICY

Holders of our common stock are entitled to receive such dividends as our board of directors may declare from time to time from any surplus that we may have. However, we have not paid dividends on our common stock for some time and we do not anticipate paying any common stock dividends in the foreseeable future. For the foreseeable future, we intend to retain any earnings, after considering any dividends on our preferred stock, to finance the development of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon then-existing conditions, including our operating results and our financial condition, capital requirements, contractual restrictions, business prospects and other factors that our board of directors may deem relevant. In addition, the Indenture governing our 10.75% Senior Secured Notes due 2018 restricts our ability to pay dividends on, or make other distributions in respect of, our capital stock unless we are able to meet certain ratio tests or other financial requirements. Should we be permitted to pay dividends pursuant to such Indenture, the payment of such dividends will be dependent upon earnings, financial condition and other factors considered relevant by our board of directors and will be subject to limitations imposed under Delaware law.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws. This description of our capital stock supersedes and updates our registration statement on Form 8-A filed with the SEC on March 12, 1999. Copies of these documents are incorporated by reference into this prospectus supplement and the accompanying prospectus.

Our authorized capital stock consists of 30,000,000 shares of common stock, par value $2.50 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. As of July 1, 2014, we had 15,288,476 shares of common stock outstanding and 93,011.25 shares of preferred stock outstanding. Our common stock is listed on the NASDAQ Global Market under the symbol “WLB.” The depositary shares representing fractional interests in our Series A Preferred Stock are also listed on the NASDAQ Global Market under the symbol “WLBPZ.”

Common Stock

We are authorized to issue one class of common stock. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election by the holders of our common shares. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption, or conversion rights. The rights, preferences, and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of the Series A Preferred Stock and the shares of any series of preferred stock that we may designate and issue in the future. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Series A Preferred Stock

We have designated 575,000 shares of our preferred stock as Series A Preferred Stock. As of July 1, 2014, there were 93,011.25 shares of our Series A Preferred Stock issued and outstanding, represented by 372,045 depositary shares.

Ranking. The Series A Preferred Stock ranks prior to our common stock and on a parity with any other preferred stock as to rights to receive dividends and distributions upon dissolution. Without the vote of the holders of two-thirds of the Series A Preferred Stock, voting separately as a class, no class or series of capital stock can be created that ranks equally with or senior to the Series A Preferred Stock as to dividend rights or liquidation preference.

Dividend rights. The holders of the Series A Preferred Stock are entitled to receive, when, as, and if declared by our board of directors out of funds legally available therefor, cumulative cash dividends at the rate of 8 1⁄2% per annum per share (equivalent to $2.125 quarterly, and equivalent to $2.125 per annum per depositary share), payable quarterly on April 1, July 1, October 1, and January 1 in each year. In general, and subject to the Certificate of Designations governing the Series A Preferred Stock, or the Certificate of Designations, dividends not so paid accumulate. Unless full cumulative dividends on the Series A Preferred Stock have been paid or declared in full and sums set aside for the payment thereof, no dividends (other than dividends in common stock or other shares of our capital stock ranking junior to the Series A Preferred Stock as to dividends) may be paid or declared and set aside for the payment or other distribution made upon our common stock, nor may we redeem, purchase, or otherwise acquire for value any shares of our common stock. Holders of Series A Preferred Stock are not entitled to any dividends in excess of full cumulative dividends. No interest accrues on dividend payments in arrears.

Conversion rights. Holders of the Series A Preferred Stock have the right, exercisable at any time and from time to time, except in the case of Series A Preferred Stock called for redemption or to be exchanged for exchange debentures, to convert all or any such preferred stock into shares of our common stock at a conversion price of $14.64 per share of common stock (equivalent to a conversion ratio of 6.8306 shares of common stock for each share of Series A Preferred Stock and equivalent to 1.708 shares of common stock for each depositary share), subject to adjustment. In the case of Series A Preferred Stock called for redemption, conversion rights will expire at the close of business on the last business day preceding the redemption date. No fractional shares of common stock will be issued upon conversion and, if the conversion results in a fractional interest, we will pay an amount in cash equal to the value of such fractional interest based on the market price of our common stock on the last trading day prior to the date of conversion. The conversion price is subject to adjustment upon the occurrence of events specified in the Certificate of Designations, including (i) the issuance of shares of our common stock as a dividend or distribution on our common stock; (ii) the subdivision or combination of our outstanding common stock; and (iii) the issuance to substantially all holders of our common stock of rights or warrants to subscribe for or purchase common stock at a price per share less than the then current market price per share, as defined in the Certificate of Designations.

Liquidation preference. In the event of any liquidation, dissolution, or winding up of our affairs, whether voluntary or otherwise, after payment or provision for payment of our debts and other liabilities, the holders of the Series A Preferred Stock will be entitled to receive, out of our remaining net assets, $100.00 in cash for each share of the Series A Preferred Stock (equivalent to $25.00 per depositary share), plus an amount in cash equal to all dividends accumulated on each such share up to the date fixed for distribution, before any distribution is made to the holders of our common stock or any other shares of our capital stock ranking (as to any such distribution) junior to the Series A Preferred Stock. After such payment, holders of Series A Preferred Stock will not participate further in any distribution of assets.

Optional redemption. Subject to the requirements of Delaware law, we may redeem the Series A Preferred Stock, in whole or in part, at any time, at the redemption price of $100.00 per share (equivalent to $25.00 per depositary share) plus accumulated dividends.

Voting rights. In general, and subject to the Certificate of Designations, the holders of the Series A Preferred Stock may vote on any matter submitted to our stockholders, and on such matters, each share of Series A Preferred Stock is entitled to four votes (equivalent to one vote for each depositary share). However, if we have failed to declare and pay, or set apart for payment, in full the preferential dividends accumulated on the outstanding Series A Preferred Stock for any six quarterly dividend payment periods, whether or not consecutive, then the number of directors is increased by two and the holders of the Series A Preferred Stock, voting separately as a class, are entitled to elect two members of the board of directors until all accumulated dividends have been declared and paid or set apart for payment. In addition to the foregoing voting rights, the holders of Series A Preferred Stock have the voting rights provided under “Limitations” below and as required by law.

Limitations. In addition to any other rights provided by applicable law, so long as any shares of the Series A Preferred Stock are outstanding, we will not, without the affirmative vote, or the written consent as provided by law, of the holders of at least two-thirds of the outstanding shares of the Series A Preferred Stock, voting as a class:

—	create, authorize or issue any class or series of, or rights to subscribe to or acquire any security convertible into, capital stock ranking equally with or senior to the Series A Preferred Stock as to payment of dividends, or distribution of assets upon liquidation; or

—	change the preferences, rights, or powers with respect to the Series A Preferred Stock so as to affect the Series A Preferred Stock adversely.

Except as may otherwise be required by applicable law, a class vote or consent is not required (i) in connection with any increase in the total number of authorized shares of our common stock, or (ii) in connection with the authorization or increase of any class or series of shares ranking, as to dividends and distribution of assets upon liquidation, junior to the Series A Preferred Stock. No such vote or written consent of the holders of the Series A Preferred Stock is required if, at or prior to the time when the issuance of any such stock ranking prior to the Series A Preferred Stock is to be made or any such change is to take effect, as the case may be, provision is made for the redemption of all of the Series A Preferred Stock at the time outstanding.

Preemptive rights. No holder of the Series A Preferred Stock has preemptive rights to subscribe for or acquire any of our unissued shares or securities convertible into or carrying a right to subscribe to or acquire our shares.

Series B Junior Participating Preferred Stock

We have designated 300,000 shares of our preferred stock as Series B Junior Participating Preferred Stock, par value $1.00 per share (“Series B Preferred Stock”). These shares were issuable under our stockholder rights plan, which has expired. No shares of our Series B Preferred Stock are currently issued or outstanding.

Other Series of Preferred Stock

Subject to the limitations described above and limitations existing in the indenture governing our 10.75% senior secured notes, under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock, in addition to the Series A Preferred Stock and the Series B Preferred Stock, in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock.

Antitakeover Effects of Delaware General Corporate Law

We are subject to Section 203 of the General Corporation Law of the State of Delaware (“DGCL”). Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless, among other exceptions, the interested stockholder attained such status with the prior approval of our board of directors. A business combination includes mergers, consolidations, asset sales, and other transactions involving us and an interested stockholder. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Under our bylaws, any vacancy in a directorship elected by the holders of the Series A Preferred Stock, which we call a Preferred Stock Directorship, shall be filled in the manner specified in the Certificate of Designations, that is, by holders of Series A Preferred Stock or the remaining Preferred Stock Director. If any vacancy occurs (other than a vacancy in a Preferred Stock Directorship) or any new directorship is created by an increase in the authorized number of directors, that vacancy or newly created directorship may be filled only by a majority vote of the directors (other than the directors elected by the holders of the Series A Preferred Stock)

then in office, even if less than a quorum. This provision could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting. Our bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chief executive officer or a majority of our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before a meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at a meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting and provided the information required by our bylaws. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Our charter does not include any greater vote requirements. Our bylaws may be amended or repealed by our board of directors or by the stockholders.

Limitation of Liability and Indemnification Matters

As permitted by the DGCL, our certificate of incorporation contains provisions that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of a corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

—	any breach of the director’s duty of loyalty to us or our stockholders;

—	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

—	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

—	any transaction from which the director derived an improper personal benefit.

Additionally, as permitted by the DGCL, our bylaws provide that we shall indemnify our directors, officers, managers and supervisors to the extent such indemnification is not prohibited by the DGCL and we shall advance expenses to our directors, officers, managers and supervisors in connection with a legal proceeding upon receipt of an undertaking to repay such expenses if it is ultimately determined that such person is not entitled to indemnification; the rights provided in our certificate of incorporation are not exclusive. Insofar as indemnification for liabilities arising under the Securities Act may be extended to directors, officers or persons controlling us pursuant to the foregoing, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and we will be governed by the final adjudication of such issue.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.

Listing

Our common stock is listed on the NASDAQ Global Market under the symbol “WLB.”

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES FOR NON-U.S. HOLDERS

This section is a discussion of certain federal income and estate tax consequences that may be relevant to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below) that purchase our common stock pursuant to this offering. This discussion assumes that a Non-U.S. Holder will hold our common stock issued pursuant to this offering as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This discussion does not address all aspects of U.S. federal income or estate taxation that may be relevant to a particular investor in light of the investor’s individual circumstances. In addition, this discussion does not address (i) other U.S. federal tax laws, such as the gift tax laws, (ii) state, local or non-U.S. tax considerations, (iii) the special tax rules that may apply to certain investors, including, without limitation, banks, insurance companies, financial institutions, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid United States federal income tax, corporations that are Non-U.S. Holders but are nonetheless treated as domestic corporations for U.S. federal income tax purposes, foreign governments, international organizations, brokers and dealers in securities, grantor trusts, personal holding companies, taxpayers who have elected mark-to-market accounting, tax-exempt entities, pension plans, entities or arrangements classified as partnerships or as being disregarded as separate from their owner for U.S. federal income tax purposes or other pass-through entities, or an investor in such entities or arrangements, U.S. expatriates or former long-term residents of the United States, or persons who own, or are deemed to own, more than five percent of our capital stock, (iv) the special tax rules that may apply to an investor that acquires, holds, or disposes of our common stock as part of a straddle, hedge, constructive sale, conversion, synthetic security or other integrated transaction, or (v) the impact, if any, of the alternative minimum tax or Medicare contribution tax imposed on net investment income.

This section is based upon current provisions of the Code, existing and proposed Treasury Regulations, current administrative rulings, and court decisions, all of which are subject to change or to different interpretation. Changes in these authorities, subsequent to the date of this prospectus or retroactively applied may cause the tax consequences to vary substantially from the consequences described below. We have not sought, and will not seek, any ruling from the Internal Revenue Service, or IRS, or any opinion of counsel with respect to the tax considerations discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax considerations discussed below or that any position taken by the IRS would not be sustained.

This discussion is for general information only and is not tax advice. All prospective Non-U.S. Holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences, including the possible application of tax treaties, of the purchase, ownership and disposition of our common stock.

Non-U.S. Holder Defined

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is any of the following for U.S. federal income tax purposes:

—	an individual who is neither a citizen nor a resident of the United States;
—	a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) that is not created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
—	an estate that is not subject to U.S. federal income tax on income from non-U.S. sources which is not effectively connected with the conduct of a trade or business within the United States; or
—	a trust unless (i) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all of its substantial decisions or (ii) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

An individual may be treated, for U.S. federal income tax purposes, as a resident of the United States in any calendar year by being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. The 183-day test is determined by counting all of the days the individual is treated as being present in the current year, one-third of such days in the immediately preceding year and one-sixth of such days in the second preceding year.

Distributions on Common Stock

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, other than certain pro rata distributions of common stock, subject to the discussion below, those payments generally will constitute dividends for U.S. tax purposes to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will generally constitute a return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in our common stock, and will be applied against and reduce the Non-U.S. holder’s adjusted tax basis. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “ — Gain on Sale, Exchange or Other Disposition of Our Common Stock.”

Subject to the discussions below regarding backup withholding and the Foreign Account Tax Compliance Act, dividends paid to a Non-U.S. Holder that are not treated as effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at a rate of 30% on the gross amount paid, unless the Non-U.S. Holder is entitled to an exemption from or reduced rate of withholding under an applicable income tax treaty. In order to claim the benefit of a tax treaty, a Non-U.S. Holder must provide a properly executed IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate prior to the payment of dividends. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent may then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Withholding tax is generally not imposed on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI or other appropriate version of IRS Form W-8 certifying such exemption, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates, unless a specific treaty exemption applies. A Non-U.S. Holder that is a corporation for U.S. federal income tax purposes that receives effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

A Non-U.S. Holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

—	the gain is effectively connected with the conduct of a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base in the United States of the Non-U.S. Holder);

—	the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or
—	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or the period that the Non-U.S. Holder held our common stock and the Non-U.S. Holder is not eligible for an exemption under an applicable income tax treaty.

However, the Non-U.S. Holder generally will not be subject to U.S. federal income tax due to us being a USRPHC if (i) shares of our common stock are regularly traded on an established securities market and (ii) the Non-U.S. Holder held, directly or constructively, at all times during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held the common stock, 5% or less of our common stock. A corporation generally is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we are treated as a USRPHC, such treatment will not cause gain realized by a Non-U.S. Holder on a disposition of our common stock to be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. Our common stock is currently listed on the NASDAQ Global Market and we believe that, for as long as our common stock continues to be so listed, shares of our common stock will be treated as “regularly traded” on an established market.

Any gain recognized by a Non-U.S. Holder described in the first bullet above will generally be subject to tax on the gain derived from the sale (net of certain deductions or credits) under regular graduated U.S. federal income tax rates generally applicable to U.S. persons. Any gain of a corporate Non-U.S. Holders described in the first bullet above may be subject to additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. Holder described in the second bullet above will generally be required to pay a flat 30% tax (or lower applicable tax treaty rate) on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though such a Non-U.S. Holder is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting and Backup Withholding

We (or certain financial middlemen) generally must report annually to the IRS and to each Non-U.S. Holder of our common stock the amount of distributions paid to such holder on our common stock and the tax, if any, withheld with respect to those distributions. Copies of the information returns reporting those distributions and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement. Information reporting also is generally required with respect to the proceeds from sales and other dispositions of our common stock to or through the U.S. office (and in certain cases, the foreign office) of a broker, unless the Non-U.S. Holder establishes that it is not a U.S. person.

Under some circumstances, Treasury Regulations require backup withholding of U.S. federal income tax, currently at a rate of 28%, on reportable payments with respect to our common stock. Reportable payments include, but are not limited to, dividends and the proceeds from sales and other dispositions of our common stock to or through the U.S. office (and in certain cases, the foreign office) of a broker. A Non-U.S. Holder generally may eliminate the requirement for backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that a holder is a U.S. person. Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a Non-U.S. Holder’s U.S. federal income tax liability, if any, and may entitle such Non-U.S. Holder to a refund, provided that certain required information is timely furnished to the IRS. Non-U.S. holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

Foreign Account Tax Compliance Act (or FATCA)

Under the provisions of the Code commonly known as the Foreign Account Tax Compliance Act, or FATCA, a U.S. federal withholding tax of 30% will apply to certain types of payments, including payments of U.S.-source dividends and gross proceeds from the sale or other disposition of certain securities producing such U.S.-source dividends made to (i) “foreign financial institutions” (as specially defined under these rules) unless they agree (or are otherwise subject to an agreement) to collect and disclose to the IRS information regarding their direct and indirect U.S. account holders, or are otherwise eligible for an exemption, and (ii) certain non-financial foreign entities unless they certify certain information regarding their direct and indirect U.S. owners, or are otherwise eligible for an exemption. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under recently issued guidance from the IRS, the withholding obligations described above generally apply to payments of U.S.-source dividends, and generally will apply to payments of gross proceeds from a sale or other disposition of securities that could produce such U.S.-source dividends on or after January 1, 2017. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of taxes withheld under FATCA.

U.S. Federal Estate Tax

An individual who at the time of death is not a citizen or resident of the United States and who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his or her taxable estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise. The test for whether an individual is a resident of the United States for federal estate tax purposes differs from the test used for U.S. federal income tax purposes. Some individuals, therefore, may be “Non-U.S. Holders” for U.S. federal income tax purposes, but not for U.S. federal estate tax purposes, and vice versa.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES (INCLUDING THE POTENTIAL APPLICATION OF ANY TAX TREATY) OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

CERTAIN ERISA CONSIDERATIONS

EACH HOLDER AND/OR PURCHASER OF SHARES IS HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF TAX ISSUES IN THIS PRELIMINARY PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY A HOLDER AND/OR PURCHASER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDER AND/OR PURCHASER UNDER APPLICABLE TAX LAW; (B) SUCH DISCUSSION IS INCLUDED IN THIS PRELIMINARY PROSPECTUS IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE OFFER TO SELL SHARES BY THE COMPANY; AND (C) A HOLDER AND/OR PURCHASER OF ANY SHARES SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FORM AN INDEPENDENT ADVISOR.

General

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), imposes certain requirements on employee benefit plans subject to Title I of ERISA and on entities that are deemed to hold the assets of such plans (“ERISA Plans”), and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the documents governing the plan. Under ERISA and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts or an entity deemed to hold the assets of such plans (together with ERISA Plans, “Plans”)) and certain persons or entities (referred to as “parties in interest” or “disqualified persons”) having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Any Plan fiduciary that proposes to cause a Plan to purchase any shares should consult with its counsel regarding the potential applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such purchase and holding will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA or whether an exemption would be applicable to any such purchase of shares. When considering an investment in the shares of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA and the Code relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification and delegation of control provisions of ERISA and the Code. A fiduciary should also consider whether the investment will result in unrelated business taxable income, or UBTI, to a Plan; and whether the investment is consistent with the Plan’s cash flow needs in view of the illiquidity of an investment in any shares as described elsewhere in this preliminary prospectus. ERISA Plan fiduciaries must make their own determinations regarding whether an investment in the shares is prudent under ERISA, taking into consideration all of the specific facts and circumstances of the ERISA Plan and an investment in the shares.

Other Plans

Non-U.S. plans, governmental plans and certain church plans, while not subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and Section 4975 of the Code, may nevertheless be subject to non-US, state, local or other federal laws or regulations that are substantially similar to the foregoing provisions of ERISA and the Code (“Similar Law”). Fiduciaries of any such plans should consult with their counsel before purchasing the shares to determine the potential need for, and the availability, if necessary, of any exemptive relief under any such law or regulations.

Prohibited Transaction Exemptions

The fiduciary of a Plan that proposes to purchase and hold any shares should consider, among other things, whether such purchase and holding may involve (i) the sale or exchange of any property between a Plan and a party in interest or a disqualified person, or (ii) the transfer to, or use by or for the benefit of, a party in interest or disqualified person, of any Plan assets. Such parties in interest or disqualified persons could include, without limitation, the Company, the underwriters, the agents or any of their respective affiliates. The acquisition and/or holding of any shares by an ERISA Plan with respect to which the Company, the underwriters, the agents or any of their respective affiliates is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the shares. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. However, there can be no assurance that any such exemptions or any other exemption will be available with respect to any particular transaction involving the shares.

Because of the foregoing, the shares should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

By its acquisition of any shares, the purchaser and subsequent transferee thereof will be deemed to have represented and warranted that either:

i.	no assets of a Plan or non-U.S., governmental or church plan have been used to acquire or hold such shares or an interest therein; or

ii.	the acquisition, holding and disposition of such shares or an interest therein by such person will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of Similar Law.

Each Plan fiduciary (and each fiduciary for non-U.S., governmental or church plans subject to Similar Law) should consult with its legal advisor concerning the potential consequences to the plan under Section 406 of ERISA, Section 4975 of the Code or such Similar Laws of an investment in the shares.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing any shares on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of Section 406 of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the shares.

UNDERWRITING

We are offering the shares of common stock described in this prospectus supplement through a number of underwriters. BMO Capital Markets Corp. and Deutsche Bank Securities Inc. are acting as joint book-running managers of the offering and as representatives of the several underwriters. Subject to the terms and conditions of an underwriting agreement dated the date hereof, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the respective number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
BMO Capital Markets Corp.	659,155
Deutsche Bank Securities Inc.	659,155
Brean Capital, LLC	73,239
Imperial Capital, LLC	73,240

Total	1,464,789

The underwriters are committed to purchase all the common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer shares of our common stock, directly to the public and to certain dealers, at the public offering price set forth on the cover page of this prospectus supplement, less a concession not in excess of $1.065 per share. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Affiliates of the underwriters may sell shares outside of the United States.

The underwriters have an option to buy additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If any shares are purchased with this option to purchase additional shares, each underwriter will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Commissions and Expenses

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $1.775 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise
Per Share	$1.775	$1.775
Total	$2,600,000.48	$2,989,999.93

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $375,000.

Electronic Distribution

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Lock-Up Agreements

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives for a period of 90 days after the date of this prospectus supplement, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing director and officer equity incentive plans. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 90-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers have entered into lock-up agreements with the representatives prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of the representatives, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock, or any securities convertible into or exercisable or exchangeable for common stock (including common stock or such other securities which may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock, in each case other than (A) transfers of common stock as a bona fide gift or gifts, and (B) distributions of common stock to members or stockholders of such persons; provided that in the case of any transfer or distribution pursuant to clause (A) or (B), each donee or distributee shall execute and deliver to the representatives a lock-up agreement and provided, further, that in the case of any transfer or distribution pursuant to clause (A) or (B), no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 90-day period referred to above).

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Stabilization, Short Positions and Penalty Bids

Our common stock is quoted on the Nasdaq Global Market under the symbol “WLB.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on The Nasdaq Stock Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on The Nasdaq Stock Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the EEA

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

—	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

—	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

—	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus supplement shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public’’ in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the shares described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

—	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

—	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

—	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Stamp Taxes

If you purchase shares offered in this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement and the accompanying prospectus.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. BMO Capital Markets Corp. and Deutsche Bank Securities Inc. also acted as initial purchasers in connection with our issuance of 10.750% senior secured notes in February 2014 and served as our financial advisors in connection with the Canadian Acquisition. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

The validity of the shares offered hereby will be passed upon for us by Holland & Hart LLP, Denver, Colorado. The validity of the shares of common stock offered hereby will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements of Westmoreland Coal Company and subsidiaries appearing in Westmoreland Coal Company’s Annual Report (Form 10-K) for the year ended December 31, 2013, and the effectiveness of Westmoreland Coal Company and subsidiaries’ internal control over financial reporting as of December 31, 2013 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and Westmoreland Coal Company and subsidiaries management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Westmoreland Resources, Inc. and subsidiary appearing in Westmoreland Coal Company’s Annual Report (Form 10-K) for the year ended December 31, 2013 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Westmoreland Energy LLC and subsidiaries appearing in Westmoreland Coal Company’s Annual Report (Form 10-K) for the year ended December 31, 2013 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Westmoreland Kemmerer, Inc. appearing in Westmoreland Coal Company’s Annual Report (Form 10-K) for the year ended December 31, 2013 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined consolidated financial statements of Prairie Mines & Royalty Ltd. and Coal Valley Resources Inc. for the year ended December 31, 2013 included in Westmoreland Coal Company’s Current Reports on Form 8-K dated May 2, 2014 have been so incorporated in reliance on the reports of Deloitte LLP, as independent auditors, given on the authority of said firm as experts in auditing and accounting.

The financial statements related to the Kemmerer Mine Statements of Revenues and Direct Operating Expenses and Statements of Cash Flows for the month ended January 31, 2012 and the year ended December 31, 2011, incorporated in this prospectus supplement by reference to Westmoreland Coal Company’s Annual Report on Form 10-K for the year ended December 31, 2013, have been so incorporated in reliance on the report of Tanner LLC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

$50,000,000

WESTMORELAND COAL COMPANY

Common Stock

By this prospectus, we may offer and sell from time to time, in one or more issuances, up to an aggregate of $50,000,000 of our common stock in amounts, at prices and on terms to be determined by us at the time of offering. We will provide specific terms of the offerings, including the offering prices, in one or more supplements to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. We may sell the common stock in the same offering or in separate offerings, and directly to you or to or through underwriters, dealers or agents we select. If we use underwriters, dealers or agents to sell the securities, we will name them, describe their compensation and describe any overallotment options granted to them in supplements to this prospectus. See “Plan of Distribution” in this prospectus.

Our common stock is traded on the Nasdaq Global Market under the symbol “WLB.” On April 24, 2012, the last reported sale price of our common stock as quoted on the Nasdaq Global Market was $9.14 per share.

This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

You are urged to carefully read this prospectus, the prospectus supplement relating to any specific offering of common stock and all of the information incorporated by reference herein and therein. Our business, and an investment in our common stock, involves significant risks. These risks are discussed in this prospectus under “Risk Factors” beginning on page 3 and in the documents incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 9, 2012.

We have not authorized any person to give any information or make any representations in connection with this offering other than those contained or incorporated by reference into this prospectus and any accompanying prospectus supplement in connection with the offering described herein and therein, and, if given or made, such information or representations must not be relied upon as having been authorized by us. You should rely only on the information contained in or incorporated by reference into this prospectus or any applicable prospectus supplement. Neither this prospectus nor any prospectus supplement shall constitute an offer to sell or a solicitation of an offer to buy offered securities in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the delivery of this prospectus or any prospectus supplement nor any sale made hereunder shall under any circumstances imply that the information contained or incorporated by reference herein or in any prospectus supplement is correct as of any date subsequent to the date hereof or of such prospectus supplement.

i

ABOUT THIS PROSPECTUS

Unless the context requires otherwise, in this prospectus, we use the terms “we,” “us,” “our,” “Westmoreland” and the “Company” to refer to Westmoreland Coal Company and its subsidiaries. Our common stock is traded on the NASDAQ Global Market under the symbol “WLB.”

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under the shelf registration process, using this prospectus, together with a prospectus supplement, we may sell, from time to time, in one or more offerings, any amount of the common stock described in this prospectus in a dollar amount that does not exceed $50,000,000, in the aggregate.

This prospectus provides you with a general description of the common stock we may offer. Each time we offer common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement and the information incorporated by reference in this prospectus before making an investment in the securities. See “Where You Can Find More Information” for more information. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.

Our SEC registration statement containing this prospectus, including exhibits, provides additional information about us and the common stock offered under this prospectus. The registration statement can be read at the SEC’s website (http://www.sec.gov) or at the SEC’s offices mentioned under the heading “Where You Can Find More Information.”

You should rely only on the information contained in or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. This document may be used only in jurisdictions where offers and sales of this common stock are permitted. You should not assume that information contained in this prospectus, in any prospectus supplement, or in any document incorporated by reference is accurate as of any date other than the date on the front page of the document that contains the information, regardless of when this prospectus is delivered or when any sale of common stock occurs.

We may sell the common stock to underwriters who will in turn sell the common stock to the public on terms fixed at the time of sale. In addition, the common stock may be sold by us directly or through dealers or agents that we may designate from time to time. If we, directly or through agents, solicit offers to purchase the common stock, we reserve the sole right to accept and, together with our agents, to reject, in whole or in part, any of those offers. A prospectus supplement will contain the names of the underwriters, dealers or agents, if any, together with the terms of offering, the compensation of those underwriters and the net proceeds to be received by the Company. Any underwriters, dealers or agents participating in the offering may be deemed “underwriters” within the meaning of the Securities Act of 1933.

SUMMARY

Westmoreland Coal Company began mining in Westmoreland County, Pennsylvania in 1854 as a Pennsylvania corporation. In 1910, we incorporated in Delaware and continued our focus on underground coal operations in Pennsylvania and the Appalachian Basin. We moved our headquarters from Philadelphia, Pennsylvania to Colorado in 1995 and fully divested ourselves of all Eastern coal operations. Today, Westmoreland Coal Company is an energy company employing 1,300 employees whose operations include six surface coal mines in Montana, North Dakota, Texas and Wyoming and two coal-fired power generating units with a total capacity of 230 megawatts in North Carolina. We sold 21.8 million tons of coal in 2011. For a more comprehensive overview of our business, we refer you to Items 1 and 2 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which are incorporated by reference herein.

Corporate Information

Our principal executive offices are located at 9540 South Maroon Circle, Suite 200, Englewood, CO 80112. Our telephone number is (303) 922-6463. Our website is www.westmoreland.com. The contents of our website are not a part of this prospectus.

Offerings of Common Stock

Common Stock:	We may offer up to $50,000,000 of common stock in one or more offerings. A prospectus supplement, which we will provide each time we offer common stock, will describe the specific amounts, prices and terms of the common stock. We are authorized to issue one class of common stock. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election by the holders of our common shares. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

We may sell the common stock to or through underwriters, dealers or agents or directly to purchasers. We, as well as any agents acting on our behalf, reserve the sole right to accept and to reject in whole or in part any proposed purchase of common stock. Each prospectus supplement will set forth the names of any underwriter, dealer or agent involved in the sale of common stock described in that prospectus supplement and any applicable fees, commissions or discount arrangements with them. See “Plan of Distribution” in this prospectus.

Use of proceeds:	Unless otherwise indicated in any prospectus supplement, the net proceeds from the sale of common stock offered by this prospectus will be used for general corporate purposes and working capital requirements. We may also use a portion of the net proceeds to fund possible investments in and acquisitions of complementary businesses, partnerships, minority investments, products or technologies. Currently, there are no commitments or agreements regarding such acquisitions or investments that are material.

Risk factors:	See “Risk Factors” for a discussion of the factors you should carefully consider before deciding to invest in shares of our common stock.

RISK FACTORS

Investing in any of the securities is speculative and involves significant risk. You should consider carefully the risk factors discussed within the section entitled “Risk Factors” beginning on page 18 of our Annual Report on Form 10-K for our fiscal year ended December 31, 2011, which is incorporated by reference in this prospectus supplement, and may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future and any prospectus supplement related to a particular offering, for a discussion of particular factors you should consider before determining whether an investment in any of the securities is appropriate for you. Any of the risks described in such reports and prospectus supplements could materially and adversely impair our business, financial condition and operating results. In such case, the trading price, if any, of the common stock could decline or you could lose all or part of your investment.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we have incorporated herein by reference include forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They often use or are preceded by words such as “anticipate,” “believe,” “intend,” “plan,” “projection,” “forecast,” “strategy,” “position,” “continue,” “estimate,” “expect,” “may,” “will,” or the negative of those terms or other variations of them or comparable terminology. These statements often discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future and are based upon the beliefs and assumptions of our management and on the information currently available to them. In particular, statements, express or implied, concerning our future operating results or our ability to generate sales, income or cash flow are forward-looking statements.

Forward-looking statements are not guarantees of future performance. You should not put undue reliance on any forward-looking statements. All forward-looking statements are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially from those expressed in or implied by these forward-looking statements. Many of the factors that will affect our future results are beyond our ability to control or predict. Some of our forward-looking statements include the following:

•	competition with natural gas and other non-coal energy resources, which may be increased as a result of energy policies, regulations and subsidies or other government incentives that encourage or mandate use of alternative energy sources;

•	coal-fired power plant capacity, including the impact of environmental regulations, energy policies and other factors that may cause utilities to phase out or close existing coal-fired power plants or reduce construction of any new coal-fired power plants;

•	uncertainties related to performance of the Kemmerer Mine following the integration of the Kemmerer Mine into our operations;

•	unforeseen liabilities associated with the Kemmerer acquisition or the risk that liabilities assumed in the Kemmerer acquisition will exceed our current estimates;

•	effective management of the Company’s expanded operations;

•	risks associated with our estimated postretirement medical benefit and pension obligations, including those we assumed in the Kemmerer acquisition, and the impact of regulatory changes on those obligations;

•	changes in our black lung obligations, including those we assumed in the Kemmerer acquisition, changes in our experience related to black lung claims, and the impact of the Patient Protection and Affordable Care Act;

•	our potential inability to maintain compliance with debt covenant requirements;

•	whether and when we will enter into the new revolving credit facility;

•	railroad, export terminal capacity and other transportation performance, costs and availability;

•	our potential inability to enter into new coal supply agreements with existing customers due to the unfavorable result of competitive bid processes or the shutdown of a power facility due to new environmental legislation or regulations;

•	risks associated with the structure of Westmoreland Energy LLC’s and its subsidiaries, collectively referred to herein as ROVA, contracts with its coal suppliers and power purchaser, which could dramatically affect the overall profitability of ROVA;

•	the effect of Environmental Protection Agency inquiries and regulations on the operations of ROVA;

•	the effect of prolonged maintenance or unplanned outages at our operations or those of our major power generating customers, including unplanned outages at our customers due to the impact of weather-related variances or catastrophic events; and

•	future legislation and changes in regulations, governmental policies and taxes, including those aimed at reducing emissions of elements such as mercury, sulfur dioxides, nitrogen oxides, particulate matter or greenhouse gases.

For a more detailed description of these particular forward-looking statements and for other factors that may affect any forward-looking statements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in our Annual Report on Form 10-K for our fiscal year ended December 31, 2011, and any subsequent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed after the date of this prospectus, which are incorporated by reference in this prospectus. See “Where You Can Find More Information.”

When considering any forward-looking statement, you should also keep in mind the risk factors described under the section entitled “Risk Factors” in this prospectus and incorporated by reference in this prospectus. Any of these risks could impair our business, financial condition or results of operation. We undertake no obligation to update any forward-looking statements after distribution of this prospectus.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws. Copies of these documents are exhibits to our registration statement, of which this prospectus forms a part, and are incorporated by reference into the registration statement.

Our authorized capital stock consists of 30,000,000 shares of common stock, par value $2.50 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. As of April 24, 2012, we had 13,971,294 shares of common stock outstanding and 159,960 shares of preferred stock outstanding. Our common stock is listed on the NASDAQ Global Market under the symbol “WLB.” The depositary shares representing fractional interests in our Series A Convertible Exchangeable Preferred Stock (“Series A Preferred Stock”) are also listed on the NASDAQ Global Market under the symbol “WLBPZ.”

Common Stock

We are authorized to issue one class of common stock. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election by the holders of our common shares. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption, or conversion rights. The rights, preferences, and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of the Series A Preferred Stock and the shares of any series of preferred stock that we may designate and issue in the future. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Series A Preferred Stock

We have designated 575,000 shares of our preferred stock as Series A Preferred Stock. As of April 24, 2012, there were 159,960 shares of our Series A Preferred Stock issued and outstanding, represented by 639,840 depositary shares.

Ranking. The Series A Preferred Stock ranks prior to our common stock as to rights to receive dividends and distributions upon dissolution. Without the vote of the holders of 2/3rds of the Series A Preferred Stock, voting separately as a class, no class or series of capital stock can be created that ranks equally with or senior to the Series A Preferred Stock as to dividend rights or liquidation preference.

Dividend rights. The holders of the Series A Preferred Stock are entitled to receive, when, as, and if declared by our board of directors out of funds legally available therefor, cumulative cash dividends at the rate of 8 1⁄2% per annum per share (equivalent to $2.125 per annum per depositary share), payable quarterly on April 1, July 1, October 1, and January 1 in each year. In general, and subject to the Certificate of Designation, dividends not so paid accumulate. Unless full cumulative dividends on the Series A Preferred Stock have been paid or declared in full and sums set aside for the payment thereof, no dividends (other than dividends in common stock or other shares of our capital stock ranking junior to the Series A Preferred Stock as to dividends) may be paid or declared and set aside for the payment or other distribution made upon our common stock, nor may we redeem, purchase, or otherwise acquire for value any shares of our common stock. Holders of Series A Preferred Stock are not entitled to any dividends in excess of full cumulative dividends. No interest accrues on dividend payments in arrears.

Conversion rights. Holders of the Series A Preferred Stock have the right, exercisable at any time and from time to time, except in the case of Series A Preferred Stock called for redemption or to be exchanged for exchange debentures, to convert all or any such preferred stock into shares of our common stock at a conversion price of $14.64 per share of common stock (equivalent to a conversion ratio of 6.8306 shares of common stock for each share of Series A Preferred Stock (equivalent to 1.708 shares of common stock for each depositary share), subject to adjustment. In the case of Series A Preferred Stock called for redemption or exchange, conversion rights will expire at the close of business on the last business day preceding the redemption date or exchange date. No fractional shares of common stock will be issued upon conversion and, if the conversion results in a fractional interest, we will pay an amount in cash equal to the value of such fractional interest based on the market price of our common stock on the last trading day prior to the date of conversion. The conversion price is subject to adjustment upon the occurrence of events specified in the Certificate of Designation, including (i) the issuance of shares of our common stock as a dividend or distribution on our common stock; (ii) the subdivision or combination of our outstanding common stock; and (iii) the issuance to substantially all holders of our common stock of rights or warrants to subscribe for or purchase common stock at a price per share less than the then current market price per share, as defined in the Certificate of Designation.

Liquidation preference. In the event of any liquidation, dissolution, or winding up of our affairs, whether voluntary or otherwise, after payment or provision for payment of our debts and other liabilities, the holders of the Series A Preferred Stock will be entitled to receive, out of our remaining net assets, $100.00 in cash for each share of the Series A Preferred Stock (equivalent to $25.00 per depositary share), plus an amount in cash equal to all dividends accumulated on each such share up to the date fixed for distribution, before any distribution is made to the holders of our common stock or any other shares of our capital stock ranking (as to any such distribution) junior to the Series A Preferred Stock. After such payment, holders of Series A Preferred Stock will not participate further in any distribution of assets.

Optional redemption. Subject to the requirements of Delaware law, we may redeem the Series A Preferred Stock, in whole or in part, at any time, at the redemption price of $100.00 per share (equivalent to $25.00 per depositary share) plus accumulated dividends.

Exchange. On any dividend payment date, we may exchange the Series A Preferred Stock, in whole, for our 8 1⁄2% Convertible Subordinated Exchange Debentures due July 1, 2012 (“Debentures”), at an exchange rate of $100.00 principal amount of Debentures for each share of Series A Preferred Stock (equivalent to $25.00 principal amount of Debentures for each depositary share). We may only make such exchange if there are no accumulated dividends on the depositary shares at that time.

Voting rights. In general, and subject to the Certificate of Designation, the holders of the Series A Preferred Stock may vote on any matter submitted to our stockholders, and on such matters, each share of Series A Preferred Stock is entitled to four votes (equivalent to one vote for each depositary share). However, if we have failed to declare and pay, or set apart for payment, in full the preferential dividends accumulated on the outstanding Series A Preferred Stock for any six quarterly dividend payment periods, whether or not consecutive, then the number of directors is increased by two and the holders of the Series A Preferred Stock, voting separately as a class, are entitled to elect two members of the board of directors until all accumulated dividends have been declared and paid or set apart for payment. In addition to the foregoing voting rights, the holders of Series A Preferred Stock have the voting rights provided under “Limitations” below and as required by law.

Limitations. In addition to any other rights provided by applicable law, so long as any shares of the Series A Preferred Stock are outstanding, we will not, without the affirmative vote, or the written consent as provided by law, of the holders of at least two-thirds of the outstanding shares of the Series A Preferred Stock, voting as a class:

•	authorize or issue any class or series of, or rights to subscribe to or acquire any security convertible into, capital stock ranking equally with or senior to the Series A Preferred Stock as to payment of dividends, or distribution of assets upon liquidation; or

•	change the preferences, rights, or powers with respect to the Series A Preferred Stock so as to affect the Series A Preferred Stock adversely.

Except as may otherwise be required by applicable law, a class vote or consent is not required (i) in connection with any increase in the total number of authorized shares of our common stock, or (ii) in connection with the authorization or increase of any class or series of shares ranking, as to dividends and distribution of assets upon liquidation, junior to the Series A Preferred Stock. No such vote or written consent of the holders of the Series A Preferred Stock is required if, at or prior to the time when the issuance of any such stock ranking prior to the Series A Preferred Stock is to be made or any such change is to take effect, as the case may be, provision is made for the redemption of all of the Series A Preferred Stock at the time outstanding.

Preemptive rights. No holder of the Series A Preferred Stock has preemptive rights to subscribe for or acquire any of our unissued shares or securities convertible into or carrying a right to subscribe to or acquire our shares.

Series B Junior Participating Preferred Stock

We have designated 300,000 shares of our preferred stock as Series B Junior Participating Preferred Stock, par value $1.00 per share (“Series B Preferred Stock”). These shares are issuable under our stockholder rights plan, which is described in more detail below under “—Antitakeover Provisions.” No shares of our Series B Preferred Stock are currently issued or outstanding.

Other Series of Preferred Stock

Subject to the limitations described above and limitations existing in the indenture governing our 10.75% senior secured notes, under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock, in addition to the Series A Preferred Stock and the Series B Preferred Stock, in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock.

Antitakeover Provisions

We are subject to Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless, among other exceptions, the interested stockholder attained such status with the prior approval of our board of directors. A business combination includes mergers, consolidations, asset sales, and other transactions involving us and an interested stockholder. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Under our bylaws, any vacancy in a directorship elected by the holders of the Series A Preferred Stock, which we call a Preferred Stock Directorship, shall be filled in the manner specified in the Certificate of Designation, that is, by holders of Series A Preferred Stock or the remaining Preferred Stock Director. If any vacancy occurs (other than a vacancy in a Preferred Stock Directorship) or any new directorship is created by an increase in the authorized number of directors, that vacancy or newly created directorship may be filled only by a majority vote of the directors (other than the directors elected by the holders of the Series A Preferred Stock) then in office, even if less than a quorum. This provision could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting. Our bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chief executive officer or a majority of our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before a meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at a meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting and provided the information required by our bylaws. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Our charter does not include any greater vote requirements. Our bylaws may be amended or repealed by our board of directors or by the stockholders.

We currently have in effect a stockholder rights plan, which is governed by the terms and conditions contained in the Amended and Restated Rights Agreement dated as of February 7, 2003, as amended by the First Amendment to the Amended and Restated Shareholder Rights Agreement, dated May 2, 2007, the Second Amendment to the Amended and Restated Shareholder Rights Agreement, dated March 4, 2008, and the Third Amendment to Amended and Restated Rights Agreement, dated March 5, 2012, between us and Broadridge Corporate Issuer Solutions, Inc., as rights agent. The following summary description of the rights agreement does not purport to be complete and is qualified in its entirety by reference to the rights agreement, a copy of which is an exhibit to the registration statement of which this prospectus is a part and is incorporated herein by reference.

Each share of common stock you purchase pursuant to this offering will have associated with it one preferred stock purchase right. Each preferred stock purchase right entitles the holder to purchase one one-hundredth of a share of our Series B Junior Participating Preferred Stock at an exercise price of $50.00, subject to adjustment by our board of directors in certain circumstances. Preferred stock purchase rights will only be exercisable under limited circumstances specified in the Amended and Restated Rights Agreement when there has been a distribution of the preferred stock purchase rights and such rights are no longer redeemable by us.

If any person or group becomes an “acquiring person” by acquiring beneficial ownership of 20% or more of the outstanding shares of our common stock, or 20% or more of the shares of our voting stock (a share is a share of “voting stock” if it entitles the holder to vote generally in the election of directors of the Company or in respect of a merger, consolidation, liquidation, dissolution or winding up of the Company or a sale of all or substantially all of the Company’s assets), or 20% or more of all of our equity securities, the Amended and Restated Rights Agreement will be triggered and the preferred stock purchase rights will entitle a holder, other than such acquiring person, any member of such group or any related person (as to whom such preferred stock purchase rights will be null and void) to acquire a number of additional shares of our common stock having a market value of twice the exercise price of each preferred stock purchase right. If we are involved in a merger or other business combination transaction after a person or group becomes an acquiring person, each preferred stock purchase right will entitle its holder, other than the acquiring person, to purchase, at the right’s then-current exercise price, a number of shares of the acquiring or surviving company’s common stock having a market value at that time of twice the preferred stock purchase right’s exercise price.

Pursuant to amendments to the rights agreement entered into in May 2007 and March 2008, Tontine will not be deemed to be an “acquiring person” for purposes of the agreement unless its beneficial ownership of our securities exceeds a percentage of our outstanding common stock that is generally equal to 34.5%. This partial exemption will not apply to persons who purchase our securities from Tontine, including purchasers in this offering, who would be limited by the shareholder rights plan in their ability to purchase more than 19.9% of our outstanding common stock.

The preferred stock purchase rights will expire on February 7, 2013 unless such date is extended or the preferred stock purchase rights are earlier redeemed or exchanged by us. Until a preferred stock purchase right is exercised, the holder of a right will have no rights as a stockholder with respect to the shares purchasable upon exercise of the preferred stock purchase right, including without limitation the right to vote or to receive dividends. The provisions of the Amended and Restated Rights Agreement, including the exercise price of the preferred stock purchase rights, may be amended by our board of directors, subject to the limitations contained in that agreement.

The preferred stock purchase rights have anti-takeover effects. The preferred stock purchase rights will cause substantial dilution to a person or group that attempts to acquire us in certain circumstances. Accordingly, the existence of the preferred stock purchase rights may deter certain acquirers from making takeover proposals or tender offers. However, the preferred stock purchase rights are not intended to prevent a takeover, but rather are designed to enhance the ability of our board of directors to negotiate with a potential acquirer on behalf of all of our stockholders.

Limitation of Liability and Indemnification Matters

As permitted by the Delaware General Corporation Law, our certificate of incorporation contains provisions that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of a corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

Additionally, as permitted by the Delaware General Corporation Law, our bylaws provide that we shall indemnify our directors, officers, managers and supervisors to the extent such indemnification is not prohibited by the Delaware General Corporation Law and we shall advance expenses to our directors, officers, managers and supervisors in connection with a legal proceeding upon receipt of an undertaking to repay such expenses if it is ultimately determined that such person is not entitled to indemnification; the rights provided in our certificate of incorporation are not exclusive. Insofar as indemnification for liabilities arising under the Securities Act may be extended to directors, officers or persons controlling us pursuant to the foregoing, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and we will be governed by the final adjudication of such issue.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.

Listing

Our common stock is listed on the NASDAQ Global Market under the symbol “WLB.”

USE OF PROCEEDS

Unless otherwise indicated in any prospectus supplement, the net proceeds from the sale of common stock offered by this prospectus will be used for general corporate purposes and working capital requirements. We may also use all or a portion of the net proceeds to fund possible investments in and acquisitions of complementary businesses, assets, partnerships, minority investments, products or technologies. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated needs of our business. As a result, unless otherwise indicated in any prospectus supplement, our management will have broad discretion to allocate the net proceeds of the offerings.

PLAN OF DISTRIBUTION

We may, from to time, offer the securities registered hereby up to the maximum amount. We may sell the securities from time to time pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods. We may sell the securities to or through underwriters or dealers, with or without an underwriting syndicate, through agents, or directly to one or more purchasers or a combination of these methods. We may distribute securities from time to time in one or more transactions or offerings:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices or in competitive bid transactions.

A prospectus supplement or supplements will describe the terms of the offering of the securities, including:

•	the name or names of the underwriters, dealers or agents, if any, and the types and amounts of securities underwritten or purchased by each of them;

•	the purchase price of the securities and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the securities may be listed.

Only underwriters named in the prospectus supplement will be underwriters of the securities offered by the prospectus supplement.

If underwriters are used in the sale, they will acquire the securities for their own account and may resell the securities from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. We may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all of the securities offered by the prospectus supplement, other than securities covered by any over-allotment option. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement, naming the underwriter, the nature of any such relationship.

If we use dealers in the sale of securities, we will sell securities to such dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by such dealers at the time of resale. We may solicit offers to purchase the securities directly, and we may sell the securities directly to institutional or other investors, who may be deemed underwriters within the meaning of the Securities Act with respect to any resales of those securities. The terms of these sales will be described in the applicable prospectus supplement. If we use agents in the sale of securities, unless otherwise indicated in the prospectus supplement, they will use their reasonable best efforts to solicit purchases for the period of their appointment. Unless otherwise indicated in a prospectus supplement, if we sell directly, no underwriters, dealers or agents would be involved. We will not make an offer of securities in any jurisdiction that does not permit such an offer.

We may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

We may authorize underwriters, dealers, or agents to solicit offers by certain types of institutional investors or other purchasers to purchase our securities from them at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions or discounts we pay for solicitation of these contracts.

We may provide agents and underwriters with indemnification against civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to these liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

In connection with any offering, the underwriters may purchase and sell securities in the open market. Any underwriter may engage in short sales, over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price and are made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress. Syndicate-covering or other short-covering transactions involve purchases of the securities, either through exercise of the over-allotment option or in the open market after the distribution is completed, to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a stabilizing or covering transaction to cover short positions. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the securities. As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an exchange or automated quotation system, if the securities are listed on an exchange or admitted for trading on an automated quotation system, in the over-the-counter market, or otherwise.

Any underwriters that are qualified market makers on the NASDAQ Global Market may engage in passive market making transactions in our common stock on the NASDAQ Global Market in accordance with Regulation M under the Exchange Act, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

In compliance with guidelines of the Financial Industry Regulatory Authority, or FINRA, the maximum consideration or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates in connection with those derivatives then the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of securities. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment).

LEGAL MATTERS

The validity of the securities offered by this prospectus and any prospectus supplement will be been passed upon by Holland & Hart LLP, Denver, Colorado. Additional legal matters may be passed on for us, or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Westmoreland Coal Company appearing in Westmoreland Coal Company’s Annual Report (Form 10-K) for the year ended December 31, 2011 and 2010 for each of the three years in the period ended December 31, 2011, and the effectiveness of Westmoreland Coal Company’s internal control over financial reporting as of December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and Westmoreland Coal Company’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

We completed our acquisition of Chevron Mining, Inc.’s Kemmerer surface coal mine (the “Kemmerer Mine”) on January 31, 2012. The required audited statements of assets to be acquired and liabilities to be assumed of the Kemmerer Mine as of December 31, 2011 and 2010, and the statements of revenues and direct operating expenses and cash flows for each of the years in the three-year period ended December 31, 2011, appearing in our Form 8-K/A (Amendment No. 1) dated April 12, 2012, have been audited by Tanner LLC, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given as the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

Some of the information that you should consider in deciding whether to invest in the securities is not included in this prospectus, but rather is incorporated by reference to certain reports that we have filed with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in the prospectus. The information incorporated by reference in this prospectus contains important business and financial information. We incorporate by reference the following documents filed by us with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

Commission Filing (File No. 001-11155)	Period Covered or Date of Filing
Annual Report on Form 10-K	Year ended December 31, 2011

Definitive Proxy Statement on Schedule 14A relating to our annual meeting of stockholders to be held on May 22, 2012	March 28, 2012

Current Reports on Form 8-K and Form 8-K/A	January 17, 2012 (Item 9.01 only); January 31, 2012; March 6, 2012 (Film No. 12670109); March 13, 2012; March 16, 2012; and April 12, 2012

The description of the common stock, $2.50 par value per share, contained in our registration statement on Form 8-A filed with the SEC, including any amendment or report filed for the purpose of amending such description.	May 22, 1992; March 12, 1999

We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items unless such Form 8-K expressly provides to the contrary) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including those made after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of such registration statement, until we file a post-effective amendment that indicates the termination of the offering of the common stock made by this prospectus and will become a part of this prospectus from the respective dates that such documents are filed with the SEC. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof or of the related prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated herein modifies or supersedes such statement.

Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits have been specifically incorporated by reference thereto. You may request a copy of these reports or documents, at no cost, by writing or telephoning us at the following address:

Westmoreland Coal Company

9540 South Maroon Circle, Suite 200

Englewood, CO 80112

Phone: (303) 922-6463

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and as a result file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to below, as well as on our website, http://www.westmoreland.com. This reference to our website is an inactive textual reference only, and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to the securities.

You may read and copy the reports and other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1 (800) SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only, and is not a hyperlink.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director or officer of our company in the successful defense of the action, suit or proceeding) is asserted by a director or officer in connection with securities which may have been registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

1,464,789 Shares

WESTMORELAND COAL COMPANY

Common Stock, $2.50 par value

PROSPECTUS SUPPLEMENT

July 10, 2014

Joint Book-Running Managers

BMO Capital Markets

Deutsche Bank Securities

Co-Managers

Brean Capital

Imperial Capital